Exhibit 99.2

TSX: FVI | NYSE: FSM fortunasilver.com

2019

MANAGEMENT INFORMATION CIRCULAR

Annual General Meeting of Shareholders

June 20, 2019

May 10, 2019

Fellow Shareholders:

On behalf of the Board of Directors and management of Fortuna Silver Mines Inc., I would like to invite you to attend the annual general meeting of shareholders to be held in the Cheakamus Room, Fairmont Waterfront Hotel, 900 Canada Place, Vancouver, BC on Thursday, June 20, 2019 at 10:00 a.m. (Vancouver time).

The accompanying Management Information Circular contains important information regarding recording your votes, the directors nominated for election, our corporate governance practices, and how we compensate our executives and directors.

We encourage you to exercise your vote, either in person at the meeting, or by providing your proxy vote, either in paper form, by telephone or online.

I look forward to seeing you at the meeting.

Sincerely,

Jorge Ganoza Durant

President and Chief Executive Officer

NOTIFICATION OF NOTICE AND ACCESS TO SHAREHOLDERS

AND

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the shareholders of Fortuna Silver Mines Inc. (the “Company”) will be held in the Cheakamus Room, Fairmont Waterfront Hotel, 900 Canada Place, Vancouver, British Columbia on Thursday, June 20, 2019 at the hour of 10:00 a.m. (local time), where shareholders will be asked:

(a)	To receive the financial statements of the Company for the fiscal year ended December 31, 2018, together with the report of the auditors thereon;

(b)	To appoint auditors and to authorize the Directors to fix their remuneration (for further information, please see the section entitled “Particulars of Matters to be Acted Upon – Appointment and Remuneration of Auditors” in the Circular);

(c)	To determine the number of Directors at seven (for further information, please see the section entitled “Particulars of Matters to be Acted Upon – Election of Directors” in the Circular); and

(d)	To elect Directors (for further information, please see the section entitled “Particulars of Matters to be Acted Upon – Election of Directors” in the Circular).

Shareholders are also hereby notified that the Company is using the notice-and-access provisions (“Notice-and-Access”) contained in National Instrument 54-101 for the delivery to its shareholders of the proxy materials for the Meeting (the “Meeting Materials”), which include the Management Information Circular for the Meeting (the “Circular”). Under Notice-and-Access, instead of receiving paper copies of the Meeting Materials, shareholders receive this notice to advise them how to either obtain the Meeting Materials electronically or request a paper copy of the Meeting Materials.

Those shareholders with existing instructions on their account to receive paper materials will receive paper copies of the Meeting Materials with this Notice.

Accessing Meeting Materials Online

The Meeting Materials are available on the Company’s SEDAR profile located at www.sedar.com and are also available on the Company’s website at: https://www.fortunasilver.com/investors/agm-materials/. The Meeting Materials will remain on the Company’s website for one year following the date of this notice. Shareholders are reminded to access and review all of the information contained in the Information Circular and other Meeting Materials before voting.

Requesting Printed Meeting Materials

Registered shareholders may request a paper copy of the Meeting Materials by telephone at any time prior to the Meeting by calling toll-free at 1-866-962-0498 (or, for holders outside of North America, 1-514-982-8716) and entering the control number located on the Proxy and following the instructions provided. A paper copy will be sent to you within three business days of receiving your request. To receive the Meeting Materials prior to the proxy cut-off for the Meeting, you should make your request by Thursday, June 6, 2019.

Beneficial shareholders may request a paper copy by going on-line at www.proxyvote.com or by calling toll-free at 1-877-907-7643 and entering the control number located on the voting instruction form and following the instructions provided. If you do not have a control number, please call toll-free at 1-855-887-2243. A paper copy will be sent to you within three business days of receiving your request. To receive the Meeting Materials prior to the proxy cut-off for the Meeting, you should make your request by Thursday, June 6, 2019.

For paper copy requests made on or after the date of the Meeting, all shareholders may call toll-free at 1-877-907-7643 (if you have a control number) and 1-855-887-2243 (if you do not have a control number) and a paper copy will be sent to you within 10 calendar days of receiving your request.

Shareholders may obtain a printed copy of the Meeting Materials at no cost until the date that is one year following the date of this notice by calling Broadridge toll free at 1-877-907-7643.

Voting of Proxies

Registered Shareholders

Registered shareholders will still receive a proxy form enabling them to vote at the Meeting. Such proxy will not be valid unless a completed, dated and signed form of proxy is received by Computershare Trust Company, 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the Chairman of the Meeting prior to commencement of the Meeting or any adjournment thereof.

Non-Registered Shareholders

Shareholders who hold common shares of the Company beneficially (“Non-Registered Holders”), but registered in the name of intermediaries, such as brokers, investment firms, clearing houses and similar entities (“Intermediaries”) may receive certain other materials from their Intermediary, such as a voting instruction form to vote their shares. If you are a Non-Registered Holder of the Company and receive these materials through your broker or through another Intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other Intermediary.

Questions

If you have any questions about Notice-and-Access and the information contained in this notice, you may obtain further information by calling Broadridge toll free at 1-855-887-2244.

DATED the 10th day of May, 2019.

BY ORDER OF THE BOARD

Jorge Ganoza Durant,
President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

PROXIES	1
Notice-and-Access Process	1
Solicitation and Deposit of Proxies	1
Non-Registered Holders	2
Voting of Proxies	2
Revocation of Proxies	3
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	3
PARTICULARS OF MATTERS TO BE ACTED UPON	3
Appointment and Remuneration of Auditors	3
Election of Directors	3
EXECUTIVE COMPENSATION	8
Introduction	8
Overview	9
Compensation Governance	11
Objectives of Compensation	11
Share Ownership Policy	12
Role of the Compensation Committee	12
Role of the Chief Executive Officer	13
Role of Independent Third Party Compensation Advisors	13
Elements of Executive Compensation	14
Peer Comparator Companies - Benchmarking	15
Risk Assessment	15
Vesting Philosophy	16
Incentive Compensation Clawback Policy	16
Anti-Hedging Policy	17
2018 Compensation	17
Base Salary	17
Annual Performance-Based Cash Incentives	17
Medium- and Long-Term Incentives	20
Performance Graph	24
Relative Performance – Growth and Return Metrics	25
NEO Profiles	27
Summary Compensation Table	30
Option-Based and Share-Based Awards to NEOs	32
Management Contracts / Termination and Change of Control Benefits	33
Compensation to Directors	34
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	37
AUDIT COMMITTEE	39
CORPORATE GOVERNANCE	39
Shareholder Engagement – Shareholder and Proxy Advisory Company Matters	39
Board of Directors	40
Independent Lead Director	40
Audit Committee	40
Corporate Governance and Nominating Committee	41
Compensation Committee	41
Sustainability Committee	41
Board and Committee Assessments	42
Orientation and Continuing Education	42
Ethical Business Conduct	42
Strategic Planning	42
Share Ownership Policy	42
Diversity	43
Director Tenure and Skills	44
Director Attendance Record	44
Director Skills and Areas of Expertise	45
OTHER INFORMATION	46
SCHEDULE “A” – Board Mandate	A-1

Management Information Circular

MANAGEMENT INFORMATION CIRCULAR

As at May 10, 2019

(Monetary amounts expressed in US dollars, unless otherwise indicated)

This Management Information Circular (“Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Fortuna Silver Mines Inc. (the “Company” or “Fortuna”) for use at the Annual General Meeting of the holders of common shares (“Common Shares”) of the Company to be held on Thursday, June 20, 2019 (the “Meeting”) and any adjournment thereof, at the time and place and for the purposes set forth in the notice of the Meeting (the “Notice of the Meeting”).

In this Circular, references to “Non-Registered Holders” means shareholders who do not hold Common Shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Non-Registered Holders.

PROXIES

Notice-and-Access Process

The Company has elected to use the notice-and-access provisions (“Notice-and-Access”) of National Instrument 54-101 for distribution of this Circular, form of proxy (“Proxy”) and other meeting materials (the “Meeting Materials”) to registered shareholders and Non-Registered Holders of the Company.

Under Notice-and-Access, rather than the Company mailing paper copies of the Meeting Materials to shareholders, the Meeting Materials can be accessed online on the Company’s SEDAR profile at www.sedar.com or on the Company’s website at https://www.fortunasilver.com/investors/agm-materials/. The Company has adopted this alternative means of delivery for the Meeting Materials in order to reduce paper use and the printing and mailing costs.

Shareholders will receive a “notice package” (the “Notice-and-Access Notification”) by prepaid mail, with details regarding the Meeting date, location and purpose, and information on how to access the Meeting Materials online or request a paper copy.

Shareholders will not receive a paper copy of the Meeting Materials unless they contact Broadridge at the applicable toll free number as set out in the Notice of the Meeting. Provided the request is made prior to the Meeting, Broadridge will mail the requested materials within three business days. Requests for paper copies of the Meeting Materials should be made by June 6, 2019 in order to receive the Meeting Materials in time to vote before the Meeting.

Shareholders with questions about Notice-and-Access may contact Broadridge toll-free at 1-855-887-2244.

Solicitation and Deposit of Proxies

While it is expected that the solicitation will be primarily by Notice-and-Access and mail, Proxies may be solicited personally or by telephone by the directors and regular employees of the Company. All costs of solicitation will be borne by the Company. We have arranged for intermediaries to forward the Notice-and-Access Notification to Non-Registered Holders of Common Shares held as of record by those intermediaries and we may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

The individuals named in the Proxy are Directors and the Corporate Secretary of the Company. A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him at the Meeting has the right to do so, either by inserting such person's name in the blank space provided in the Proxy and striking out the two printed names or by completing another form of proxy. The Proxy will not be valid unless the completed, dated and signed form of proxy is received by Computershare Trust Company, 100 University Avenue, 8th Floor, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the Chairman of the Meeting prior to commencement of the Meeting or any adjournment thereof.

Management Information Circular	Page | 1

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a Non-Registered Holder are registered either:

(a)	in the name of an Intermediary that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)	in the name of a clearing agency, such as The Canadian Depository for Securities Limited (CDS), of which the Intermediary is a participant.

There are two kinds of Non-Registered Holders – those who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company, referred to as “Non-Objecting Beneficial Owners”, and those who have objected to their Intermediary disclosing ownership information about themselves to the Company, referred to as “Objecting Beneficial Owners” (“OBOs”).

In accordance with the requirements of NI 54-101, the Company will distribute the Notice-and-Access Notification to Intermediaries and clearing agencies for onward distribution to all Non-Registered Holders. Intermediaries are required to forward the Notice-and-Access Notification to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive Meeting Materials. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. The Company intends to pay for the delivery to OBOs, by Intermediaries, of any proxy-related materials and Form 54-101F7 – Request for Voting Instructions made by Intermediary for the Meeting.

Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form. In some cases, such Non-Registered Holders will instead be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Trust Company as described under “Solicitation and Deposit of Proxies” above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the Proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Voting of Proxies

Common Shares represented by any properly executed Proxy will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions given by the shareholder. In the absence of such direction, such Common Shares will be voted in favour of the matters set forth herein.

The Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of the Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the Proxy to vote in accordance with their best judgment on such matters or business. As at the date hereof, the management of the Company knows of no such amendment, variation or other matter that may come before the Meeting.

Management Information Circular	Page | 2

Revocation of Proxies

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 200 Burrard Street, Suite 650, Vancouver, British Columbia, V6C 3L6, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at the record date of April 29, 2019 (the “Record Date”), the Company had issued and outstanding 160,173,348 fully paid and non-assessable Common Shares, each share carrying the right to one vote. The Company has no other classes of voting securities.

Holders of Common Shares as at the Record Date who either personally attend the Meeting or who have completed and delivered a Proxy or VIF in the manner and subject to the provisions described above shall be entitled to vote or to have their Common Shares voted at the Meeting.

To the knowledge of the directors and officers of the Company, no person or company directly or indirectly beneficially owns or exercises control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company, other than:

Name	No. of Common Shares	% of Outstanding Common Shares
Van Eck Associates Corporation	21,633,280	13.51%

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the Notice of the Meeting, as more particularly described as follows:

Appointment and Remuneration of Auditors

Effective July 13, 2017, KPMG LLP, Chartered Professional Accountants, were appointed as auditors of the Company. The management of the Company will recommend to the Meeting to appoint KPMG LLP as auditors of the Company for the ensuing year, and to authorize the directors to fix their remuneration.

Election of Directors

The Board presently consists of seven directors and shareholders will be asked at the Meeting to determine the number of directors at seven, and to elect seven directors. The term of office for all the current directors will expire on the date of the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the Proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the British Columbia Business Corporations Act.

Management Information Circular	Page | 3

Information regarding the director nominees is set out below:

JORGE GANOZA DURANT - Director, President and Chief Executive Officer

Jorge Ganoza Durant is a geological engineer with over 20 years of experience in mineral exploration, mining and business development throughout Latin America. He is a graduate from the New Mexico Institute of Mining and Technology. He is a fourth generation miner from a Peruvian family that has owned and operated underground gold, silver and polymetallic mines in Peru and Panama. Before co-founding Fortuna in 2004, Jorge was involved in business development at senior levels for several private and public Canadian junior mining companies working in Central and South America.

Residence:              Lima, Peru

Age:                         49

Independent:          No

Director since:        December 2, 2004

2018 vote results:    97.4% in favour

2018 Meeting Attendance:

Board:                       6 of 6

Overall:                     100%

Other Public Boards:

Ferreycorp (Lima Stock Exchange)

Principal Occupation: President and CEO of the Company

Equity Ownership:

Shares:                       491,245

Options:                     642,650

PSUs/RSUs:              1,063,325

Mr. Ganoza meets the Company’s minimum equity ownership requirements. As at the Record Date, the value of Mr. Ganoza’s common shares, not including options, PSUs and RSUs, was CAD$2,014,105.

Areas of Expertise: Strategy and Leadership Operations and Exploration Corporate Governance Metals and Mining Finance Human Resources Financial Literacy International Business Spanish Language

SIMON RIDGWAY - Director and Chair of the Board

Simon Ridgway is a co-founder of Fortuna Silver Mines Inc., a prospector, a mining financier and a Casey Research Explorer's League inductee. Grass roots exploration is his first love and he has had a successful career as an explorationist since starting out as a prospector in the Yukon Territory in the late 1970s. Simon and the exploration teams under his guidance have discovered gold deposits in Honduras, Guatemala and Nicaragua and a silver/gold deposit in Mexico. On the financial side, companies operating under the Gold Group banner have raised over CAD$450 million for exploration and development projects since 2003.

Residence: BC, Canada Age: 70 Independent: No Director since: January 25, 2005 2018 vote results: 82.5% in favour 2018 Meeting Attendance: Board: 6 of 6 Overall: 100%

Principal Occupation: CEO or Executive Chairman of public resource companies

Equity Ownership:

Shares:                       560

DSUs:                        347,601

Mr. Ridgway meets the Company’s minimum equity ownership requirements. As at the Record Date, the value of Mr. Ridgway’s securities was CAD$1,427,460.

Areas of Expertise: Strategy and Leadership Operations and Exploration Corporate Governance Metals and Mining Finance Human Resources Financial Literacy International Business Spanish Language

Other Public Boards(1):

CROPS Inc. (TSX Venture Exchange)

Medgold Resources Corp. (TSX Venture Exchange)

Rackla Metals Inc. (TSX Venture Exchange)

Radius Gold Inc. (TSX Venture Exchange)

Volcanic Gold Mines Inc. (TSX Venture Exchange)

(1)	Refer to “Corporate Governance – Shareholder Engagement – Shareholder and Proxy Advisory Company Matters.”

Management Information Circular	Page | 4

MARIO SZOTLENDER - Director and Member of Sustainability Committee

Mario Szotlender is a co-founder of Fortuna Silver Mines Inc. He holds a degree in international relations and is fluent in several languages. He has successfully directed Latin American affairs for numerous private and public companies over the past 20 years, specializing in developing new business opportunities and establishing relations within the investment community. He has been involved in various mineral exploration and development joint ventures (precious metals and diamonds) in Central and South America, including heading several mineral operations in Venezuela, such as Las Cristinas in the 1980s. He was President of Mena Resources Inc. until it was purchased by Rusoro Mining Ltd., of which he was also President.

Residence: Caracas, Venezuela Age: 57 Independent: No Director since: June 16, 2008 2018 vote results: 92.1% in favour 2018 Meeting Attendance: Board: 6 of 6 Committees: 3 of 3 Overall: 100%

Principal Occupation: Independent Consultant and Director of public resource companies

Equity Ownership:

Shares:                      251,700

DSUs:                       254,057

Mr. Szotlender meets the Company’s minimum equity ownership requirements. As at the Record Date, the value of Mr. Szotlender’s securities was CAD$2,073,604.

Areas of Expertise: Strategy and Leadership Operations and Exploration Corporate Governance Metals and Mining Finance Human Resources Financial Literacy International Business Spanish Language
Other Public Boards: Atico Mining Corp. (TSX Venture Exchange) CROPS Inc. (TSX Venture Exchange) Endeavour Silver Corp. (TSX and NYSE) Radius Gold Inc. (TSX Venture Exchange)

DAVID FARRELL - Lead Director; Chair of CG&N and Compensation Committees; Member of Audit Committee

David Farrell is President of Davisa Consulting, a private consulting firm working with global mining companies. He has over twenty years of corporate and mining experience, and has negotiated, structured and closed more than $25 billion worth of M&A and structured financing transactions for natural resource companies. Prior to founding Davisa, he was Managing Director of Mergers & Acquisitions at Endeavour Financial, working in Vancouver and London. Prior to Endeavour Financial, David was a lawyer at Stikeman Elliott, working in Vancouver, Budapest and London. Mr. Farrell graduated from the University of British Columbia with a B.Comm. (Honours, Finance) and an LL.B. and has earned his ICD.D designation from the UofT Rotman School of Management and the Institute of Corporate Directors.

Residence:              BC, Canada

Age:                        50

Independent:          Yes

Director since:        July 15, 2013

2018 vote results:   97.3% in favour

2018 Meeting Attendance:

Board:                                   6 of 6

Committees:                         8 of 8

Independent Directors:         4 of 4
Overall:                                100%

Principal Occupation: President of Davisa Consulting (private consulting)

Equity Ownership:

Shares:                       15,000

DSUs:                        212,528

Mr. Farrell meets the Company’s minimum equity ownership requirements. As at the Record Date, the value of Mr. Farrell’s securities was CAD$932,865.

Areas of Expertise: Strategy and Leadership Corporate Governance Metals and Mining Finance Human Resources Financial Literacy International Business
Other Public Boards: Northern Vertex Mining Corp. (TSX Venture Exchange) Oronova Energy Inc. (TSX Venture Exchange) Luminex Resources Corp. (TSX Venture Exchange)

Management Information Circular	Page | 5

DAVID LAING - Director; Member of CG&N and Compensation Committees and Chair of Sustainability Committee

David Laing is a mining engineer with over 35 years of experience in the industry. He was the COO of Equinox Gold Corp. and predecessors (mining) from August 2016 to November 2018, and was the COO of Luna Gold from August 2016 until it merged with JDL Gold in March 2017 to form Trek Mining. Before joining Luna Gold, David was the COO of True Gold, which developed the Karma gold mine in Burkina Faso and was acquired by Endeavour Mining in April 2016. Prior to joining True Gold, David was COO and EVP of Quintana Resources Capital, a base metals streaming company. David was also one of the original executives of Endeavour Mining, a gold producer in West Africa. Prior to these recent roles, David held senior positions in mining investment banking at Standard Bank in New York, technical consulting at MRDI in California, the Refugio project at Bema Gold Corp., and various roles at Billiton with operations in Peru, South Africa, and northern Chile.

Residence:              BC, Canada

Age:                         63

Independent:          Yes

Director since:        September 26, 2016

2018 vote results:    95.7% in favour

2018 Meeting Attendance:

Board:                                   6 of 6

Committees:                         5 of 5

Independent Directors:         4 of 4

Overall:                                100%

Principal Occupation: Mining Engineer; Independent Mining Consultant, November 2018 to present; COO of Equinox Gold Corp. and predecessors (mining), August 2016 to November 2018; COO of True Gold Mining Inc. (mining), June 2015 to April 2016; COO of Quintana Resources (resource industry management), 2014 to 2015.

Equity Ownership:

Shares:                       Nil

DSUs:                        54,984

The deadline for Mr. Laing to meet the Company’s minimum equity ownership requirements is September 26, 2021. As at the Record Date, the value of Mr. Laing’s securities was CAD$225,434.

Areas of Expertise: Strategy and Leadership Operations and Exploration Corporate Governance Metals and Mining Finance Human Resources Financial Literacy International Business Spanish Language
Other Public Boards: Aton Resources Inc. (TSXV Venture Exchange) Northern Dynasty Minerals, Inc. (TSX and NYSE) Sandspring Resources Ltd. (TSX Venture Exchange)

ALFREDO SILLAU - Director; Member of Audit, Compensation and Sustainability Committees

Alfredo Sillau is a Harvard graduate and is Managing Partner, CEO and Director of Faro Capital, an investment management firm that manages private equity and real estate funds. Previously, Alfredo headed the business development in Peru for Compass Group, a regional investment management firm, until late 2011. As CEO of Compass, Alfredo actively took part in the structuring, promoting and management of investment funds with approximately $500 million in assets under management.

Residence:             Lima, Peru

Age:                       52

Independent:         Yes

Director since:       November 29, 2016

2018 vote results:   98.4% in favour

2018 Meeting Attendance:

Board:                                    6 of 6

Committees:                          6 of 6

Independent Directors:          4 of 4

Overall:                                 100%

Other Public Boards:

Nil

Principal Occupation: Managing Partner, CEO and Director of Faro Capital (investment management).

Equity Ownership:

Shares:                       Nil

DSUs:                        53,481

The deadline for Mr. Sillau to meet the Company’s minimum equity ownership requirements is November 29, 2021. As at the Record Date, the value of Mr. Sillau’s securities was CAD$219,272.

Areas of Expertise: Strategy and Leadership Corporate Governance Metals and Mining Finance Human Resources Financial Literacy International Business Spanish Language

Management Information Circular	Page | 6

KYLIE DICKSON - Director; Chair of Audit Committee; Member of CG&N Committee

Kylie Dickson is a Canadian CPA, CA with more than 13 years’ experience working with publicly traded resource companies. She received her Bachelor of Business Administration degree in Accounting from Simon Fraser University. She is currently Vice-President, Business Development of Equinox Gold Corp. and previously held the position of Chief Financial Officer of several mineral exploration and mining companies. Prior to her work with public companies, Ms. Dickson was an audit manager in the mining group of a major audit firm.

Residence:             BC, Canada

Age:                        39

Independent:         Yes

Director since:       August 16, 2017

2018 vote results:   99.4% in favour

Meeting Attendance:

Board:                                   6 of 6

Committees:                          6 of 6

Independent Directors:         4 of 4

Overall:                                 100%

Other Public Boards:

Nil

Principal Occupation: Vice-President, Business Development of Equinox Gold Corp. and predecessors (mining), April 2017 to present; Chief Financial Officer of JDL Gold Corp. until its acquisition of Luna Gold Corp. (mining), October 2016 to April 2017; Chief Financial Officer of Anthem United Inc. (mining), March 2014 to October 2016.

Equity Ownership:

Shares:                       Nil

DSUs:                        39,220

The deadline for Ms. Dickson to meet the Company’s minimum equity ownership requirements is August 16, 2022. As at the Record Date, the value of Ms. Dickson’s securities was CAD$160,802.

Areas of Expertise: Strategy and Leadership Operations and Exploration Corporate Governance Metals and Mining Finance Human Resources Financial Literacy International Business

Due to a review by the United States Securities and Exchange Commission (the “SEC”) of the Company’s use of inferred resources for the calculation of depletion expense in its audited financial statements contained in the Annual Report on Form 40-F for the year ended December 31, 2015, the Company was delayed in filing its annual audited financial statements and related MD&A for the years ended December 31, 2016 and 2015, and its annual information form for the year ended December 31, 2016 (collectively, the “Annual Financial Documents”). In connection with the delayed filing of the Annual Financial Documents, the Company applied for and received on April 3, 2017 a management cease trade order (“MCTO”) from the British Columbia Securities Commission and other Canadian provincial securities regulatory authorities. The MCTO prohibited certain executive officers of the Company from trading in securities of the Company until the Company completed the required filing of the Annual Financial Documents and is current on all filing obligations.

On May 1, 2017, the Company reported that the SEC had verbally communicated it will accept the Company’s use of inferred resources for the calculation of depletion expense, provided that the Company includes additional disclosure regarding these calculations. Accordingly, the Company proceeded to finalize the Annual Financial Documents and filed them on May 15, 2017. The SEC formally concluded its review on May 17, 2017.

Due to the delay in finalizing the Annual Financial Documents, the Company was delayed in filing its interim financial statements and related MD&A for the three months ended March 31, 2017 and 2016 (together, the “Interim Financial Documents”). The Company filed the Interim Financial Documents on May 24, 2017, and the MCTO was revoked by the British Columbia Securities Commission on May 25, 2017.

Advance Notice Policy

Pursuant to the Advance Notice Policy of the Company which was ratified by the shareholders in 2018, any additional director nominations by a shareholder of the Company must be received by the Company by May 20, 2019 and must be in compliance with the Advance Notice Policy. The Company will provide details of any such additional director nominations through a public announcement.

A copy of the Advance Notice Policy is available for viewing on the Company’s website and on SEDAR at www.sedar.com.

Management Information Circular	Page | 7

Majority Voting Policy

The Board has adopted a Majority Voting Policy for the election of directors in uncontested elections. Under this policy, if a nominee receives a greater number of votes withheld from his or her election than votes for such election, the director shall immediately tender his or her resignation to the Chairman of the Board. The Corporate Governance and Nominating Committee will consider the resignation and recommend to the Board whether or not to accept it. Any director who tenders his or her resignation may not participate in the deliberations of either the Committee or the Board. In its deliberations, the Committee will consider the following: the effect such resignation may have on the Company’s ability to comply with any applicable corporate or securities laws or any applicable governance rules and policies; whether such resignation would result in a violation of a contractual provision by the Company; the stated reasons, if any, why certain shareholders cast “withheld” votes for the director, the qualifications of the director, whether the director’s resignation from the Board would be in the best interests of the Company; whether the director is a key member of an established, active special committee which has a defined term or mandate (such as a strategic review) and accepting the resignation of such director would jeopardize the achievement of the special committee’s mandate; and any other exceptional factors that the Committee considers relevant.

The Board will review the recommendation of the Corporate Governance and Nominating Committee and determine whether to accept or reject the resignation. Within 90 days after the applicable shareholder meeting, the Company will file its decision with the Toronto Stock Exchange (“TSX”) and issue a news release disclosing the Board’s decision (and, if applicable, the reasons for rejecting the resignation). If the Board accepts any tendered resignation in accordance with the Majority Voting Policy, then the Board may proceed to either fill the vacancy through the appointment of a new director, or not to fill the vacancy and instead decrease the size of the Board.

A copy of the Majority Voting Policy is available for viewing on the Company’s website.

EXECUTIVE COMPENSATION

Introduction

At Fortuna, we believe executive compensation is key to helping us achieve our strategic goals and retain our success-proven team, and we design and oversee our compensation strategy with these goals in mind. Our compensation structures are built on three pillars:

1.        Pay for Performance. Our executives’ pay is highly geared to their achievement of pre-defined performance metrics, using individual short-term performance scorecards and long-term performance share units. In 2018, 87% of our CEO’s compensation was performance-based and at-risk pay.

2.         Attraction and Retention of Quality People. Our strength is our people. We operate in a highly competitive global environment and structure our compensation to balance prudent fiscal management and attractive, long-term incentives to bring the best people to work for you, our shareholders.

3.         Shareholder Alignment. A fundamental tenet of our executive compensation is to establish the right mix of fixed short-term, and at-risk long-term compensation in order to encourage management to focus on long-term shareholder value. We structure our compensation to promote and provide the incentive for growth and long-term management of our business through all aspects of the cyclical commodity price cycle.

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What We Do

✓ We pay for performance	✓ We have an anti-hedging policy
✓ We report details of our Pay for Performance metrics (see pages 17 to 18)	✓ We have a trading blackout and insider-trading policy
✓ We require minimum share ownership levels for executives and directors	✓ We promote retention with equity awards that vest over three years
✓ We have a double trigger for cash severance upon a change of control	✓ We engage independent compensation consultants
✓ Our compensation plans mitigate undue risk taking	✓ We promote retention and performance with equity awards that are based on performance
✓ We have an incentive compensation clawback policy	✓ We work to provide comprehensive compensation disclosure to strengthen shareholder communication and engagement

What We Don’t Do
☒ We do not reprice underwater stock options	☒ We do not guarantee incentive compensation
☒ We do not grant stock options to non-executive directors	☒ We do not provide tax gross-ups for perquisites

Looking Ahead

This Circular provides a report of executive compensation paid to our NEOs during the fiscal year ended December 31, 2018. We continuously strive to increase transparency on how we pay our executives and improve our executive compensation structure. For example, in 2019 we will be reducing the number of time-vested RSUs granted to our executives and will be increasing the number of performance based PSUs through annual grants. Annual grants of PSUs will have performance targets related to three-year Total Shareholder Return (50% of PSUs) and Return on Assets (50% of PSUs). Having such a significant portion of PSUs reliant on Total Shareholder Return is intended to further align management of our business with long-term shareholder interest.

In line with our pay for performance and our executive compensation philosophy, certain of the PSUs that we granted in 2018 contained performance criteria related to the construction of the Lindero project. All performance criteria are analysed prior to the time-vesting date of a PSU to determine whether the performance criteria have been achieved. These 2018 PSUs have a double-vesting requirement of time (back-end loaded to be 20%/30%/50% over years 1, 2 and 3) and performance metrics regarding the Lindero construction project. Although the Lindero construction was within our feasibility study cost parameters at December 31, 2018, the schedule has been delayed. As a result, the number of 2018 PSUs that were determined to be payable in March 2019 was reduced by 25%.

Overview

Set out below is a brief summary of our Company’s performance in 2018, our alignment when it comes to pay for performance, and our executive compensation philosophy.

2018 Business Performance

The 2018 financial year saw the Company continue to build on its solid silver and gold production performance of the previous six years with a 6% increase in silver production. In 2018, the Company continued to generate strong financial results despite reduced prices for metals in the second half of 2018, which reflects the Company’s efficient operations at its Caylloma and San Jose mines.

The main focus for the year has been on the start of construction at the Lindero open pit heap leach gold mine in Salta Province, Argentina. This project is well underway, despite suffering from early set-backs related to a slow ramp up in excavations for the leach pad and foundations at the crushing site. Construction spending for the year totalled $122.9 million.

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Highlights of 2018 results over 2017 include:

•	Solid Production. Silver production increased 5% to 8,890,943 ounces while gold production decreased from 56,441 ounces in 2017 to 54,210 ounces.
•	Delivered Lower Cash Cost Profile. Consolidated all-in sustaining cash cost per payable ounce of silver equivalent was $10.55 per ounce or 5% lower than the $11.16 per ounce in 2017.
•	Built Strong Cash Position. Free cash flow from ongoing operations was $55.2 million compared to $37.1 million in 2017.
•	Construction at Lindero. Construction at Lindero is well underway. Approximately 91% of direct capital costs have been committed. Ore stacking and first doré poring are scheduled for the fourth quarter of 2019 and the commencement of commercial production is planned for the first quarter of 2020.

2019 Consolidated Production and Cash Cost Guidance and Outlook

	Silver (Moz)	Gold (koz)	Lead (Mlbs)	Zinc (Mlbs)	Cash Cost ($/t)	AISC[1] ($/oz Ag Eq)

San Jose Mine, Mexico	7.3 - 8.1	49 - 54	NA	NA	63.5 - 70.1	8.3 - 10.2
Caylloma Mine, Peru	0.9 - 1.0	—	26.1 - 28.8	39.8 - 44.0	80.0 - 88.4	11.8 - 14.5
Total	8.2 - 9.0	49 - 54	26.1 - 28.8	39.8 - 44.0	-	-

■ 2019 silver equivalent2 production guidance of 11.7 - 12.9 million ounces

■ 2019 consolidated AISC1 of $9.9 - $12.1/oz Ag Eq

Notes:

1.	All-in sustaining cash cost (AISC) per ounce of silver equivalent, including by-products, estimated at metal prices of $1,250/oz Au, $15.00/oz Ag, $2,100/t Pb and $2,700/t.
2.	Silver equivalent production does not include lead or zinc and is calculated using a silver to gold ratio of 72 to 1.
3.	AISC is a non-GAAP financial measure, which does not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies. For further details regarding non-GAAP financial measures, see the Company’s MD&A for the year ended December 31, 2018, under the heading “Non-GAAP Financial Measures”.
4.	Totals may not add due to rounding

For 2019, capital expenditures at the Lindero Gold Project, Argentina are estimated at $171.9 million, representing approximately 60% of the construction budget. Selected upcoming milestones of the current construction schedule include:

2019

•	Second quarter: start of on-site road construction for large equipment, and site preparation for mining
•	Mid year: commissioning of power plant and water pipeline system
•	Third quarter: commissioning of crushing circuit and agglomeration plant and placing of first ore on leach pad
•	Fourth quarter: ore stacking and first doré poring

2020

•	First quarter: commencement of commercial production

For further details regarding the 2019 Consolidated Production and Cash Cost Guidance and Outlook, refer to the discussion in the Company’s MD&A for the year ended December 31, 2018 under the headings “2019 Guidance and Outlook”, “Non-GAAP Financial Measures” and “Cautionary Statement on Forward-Looking Statements”.

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Pay for Performance Alignment

A significant portion of executive pay is provided in the form of equity compensation. We made this pay-for-performance alignment with shareholder interests even stronger by introducing a performance share unit plan in 2015. The Compensation Committee notes that total compensation for the Named Executive Officers (“NEOs”), as disclosed in the Summary Compensation Table on page 30, includes the grant date value of option and share based compensation. As such, the total compensation disclosure does not reflect the fluctuations in value realizable by executives, which ultimately aligns our executive compensation with shareholder experience. For example, the grant date value of share units and stock options awarded to the CEO, Jorge Ganoza Durant, in 2018 was $3,590,000; however, due to the vesting restrictions imposed, the value of these awards at December 31, 2018 was $Nil as no portion of the awards had vested by that date. The Compensation Committee believes that deferment of some components of compensation through the application of time-vesting and performance schedules supports retention of executives and long-term alignment with shareholder value.

Executive Compensation Philosophy

Fortuna’s success is built on our people. In addition to investing in high quality tangible assets, Fortuna also invests in market leading human and intellectual capital. Our compensation philosophy is designed to attract and retain highly qualified and motivated executives who are dedicated to the long-term success of the Company and to the creation and protection of shareholder value. Our goal is to focus and motivate employees to achieve higher levels of performance and to appropriately reward those employees for their results. We believe that shareholders should also be rewarded by the efforts of our team, as evidenced by Fortuna’s strong balance sheet and growth in silver and gold production – with low costs - over the past five years.

We believe our pay-for-performance compensation structure aligns our executives with the long-term interests of shareholders. Based on results achieved by both the individual and the Company, our executive compensation structure is strongly performance-based. Our program with a significant proportion of executive compensation at risk, in the form of performance-based short-term cash incentives, as well as long-term share price contingent stock options, restricted share units (“RSUs”) and performance share units (“PSUs”), illustrates our strong focus on pay-for-performance. The Compensation Committee and Board approved the granting of share-settled PSUs and share-settled RSUs in 2018, thereby further reinforcing our pay-for-performance approach to ensure alignment between our executive team and our shareholders.

Fortuna’s executive compensation program and practices are described in detail below. The Compensation Committee believes that Fortuna’s compensation governance provides transparent and effective support for the attainment of Fortuna’s key business objectives, alignment with its shareholders’ interests and the creation of long-term value for all stakeholders.

Compensation Governance

Objectives of Compensation

Fortuna operates a complex business in a highly competitive market for experienced executives. We compete with both public and private, and often larger, mining companies across the Americas for experienced management capable of delivering superior value. Fortuna’s people make the difference in distinguishing its performance relative to its peers. The Company’s compensation program is therefore designed to be competitive with its peers to ensure that they can attract, motivate and retain the highly-qualified individuals with the skills and experience necessary to execute the Company’s growth-oriented strategic plan and create sustainable value for Fortuna’s shareholders.

The primary objectives of Fortuna’s executive compensation program are to attract, motivate and retain top-quality, experienced executives who will deliver long-term superior value. Noting that ours is a commodity-based business, Fortuna’s share price is heavily influenced by the price of silver and gold. Fortuna therefore balances its compensation program with rewards for the attainment of operational measures and risk management that are within executives’ ability to influence. Essential to our core business objectives are the following elements:

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•	To recruit and retain high calibre, appropriately qualified executive officers by offering overall base salary compensation competitive with that offered for comparable positions among a peer group of similarly situated mineral resource companies, while strongly aligning total compensation with performance. For example, executive compensation is structured so that the “at risk” component represents a significant portion of each executive’s total compensation. Our goal is to offer superior opportunities to achieve personal and career goals in a growth-focused team with corresponding pay for performance.

•	To motivate executives to achieve important corporate and individual performance objectives that may be influenced by the executive and reward them when such objectives are met or exceeded.

•	To align the interests of executive officers with shareholders’ interests by providing incentives that balance short- and long-term business goals, reflect value created for shareholders, and support the retention of key executives. This element is delivered primarily through a cash-based short-term incentive plan and a long-term incentive plan consisting of share units granted to vest with performance and over time. While the bonus plan rewards executives on attainment of annual objectives/milestones, typically, our executives see the majority of their compensation in the form of long-term equity tied to long-term value creation. Previous equity grants are taken into account when the granting of new share units or other equity awards is contemplated.

•	To ensure that total compensation paid takes into account the Company’s overall financial position.

Share Ownership Policy

The Company’s executives and directors are required to achieve and maintain minimum shareholding thresholds. See “Share Ownership Policy” on page 42 for more details.

Role of the Compensation Committee

The Compensation Committee is responsible for reviewing matters pertaining to the Company’s compensation philosophy, programs and policies, including director and executive compensation and grants, and making recommendations to the Board for approval. In particular, the Compensation Committee’s duties include making recommendations to the Board regarding: the goals and objectives of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), and evaluating the CEO’s and CFO’s performance in light thereof; CEO, CFO and director compensation; bonus plans for executives; equity-based plans; and approving the Company’s annual Statement of Executive Compensation.

The Compensation Committee meets at least twice annually and is comprised of three directors, all of whom (including the chair) are independent. David Farrell is independent, was appointed chair on March 12, 2015 and has served on the Compensation Committee since May 9, 2014. David Laing is independent and has served on the Compensation Committee since December 21, 2016, and Alfredo Sillau is also independent and has served on the Committee since May 1, 2018.

The Compensation Committee members have the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices. Messrs. Farrell and Laing have in the past served, or currently serve, on compensation committees of other public resource or mining companies. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation.

In support of the fulfilment of their role, the Compensation Committee may, from time to time, engage and receive input from external independent advisors skilled in executive compensation matters, with knowledge of the mining industry. In 2017 and 2018, the Committee engaged Global Governance Advisors (“GGA”), an independent executive compensation and governance advisory firm with significant experience advising mining company boards. For certain compensation matters pertaining to executive officers other than the CEO and CFO, the Compensation Committee fulfils its responsibility in consultation with the CEO. The Compensation Committee reviews recommendations made by the CEO and has discretion to modify any of the recommendations before making its independent recommendations to the Board.

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When considering the appropriate compensation to be paid to executive officers, the Compensation Committee considers a number of factors including:

•	Recruiting and retaining executives critical to the success of Fortuna and the enhancement of shareholder value;

•	Providing fair and competitive compensation that provides pay for performance;

•	Aligning the interests of management and shareholders by including measures of shareholder value among key performance metrics for executive compensation awards and compensation elements that emphasize contingent at-risk and equity-linked compensation;

•	Rewarding performance that supports long-term sustainable value, both on an individual basis and at an overall company level; and

•	Available financial resources and the economic outlook affecting Fortuna’s business.

With respect to the fiscal year ended December 31, 2017, the Compensation Committee obtained reports from GGA on executive compensation matters. Based on these reports, the Committee recommended to the Board and, upon its further consideration, the Board approved keeping the amounts of base salary, target bonus percentage, and long-term equity-based incentive grants for the Company’s executives the same as in 2016. In early 2018, the Committee obtained updated reports from GGA and based on these reports, no changes were made to these components of executive compensation for fiscal 2018, except that the base salaries of the CFO and VP Exploration were increased from $370,000 to $390,000 and from CAD$350,000 to CAD$375,000, respectively, in line with benchmark sources.

The complete terms of the Compensation Committee Charter are available on Fortuna’s website on the “Our Governance” page.

Role of the Chief Executive Officer

The CEO plays a role in executive compensation decisions by making recommendations to:

•	the Board regarding the Company’s annual objectives that provide the structure for the assessment of compensable corporate performance and alignment of individual annual objectives of other executive officers and employees;

•	the Compensation Committee regarding the annual objectives for the other executive officers and providing assessments of their performance relative to such objectives; and

•	the Compensation Committee regarding executive officer base salary adjustments, target annual performance-based cash incentives awards and actual payouts, and long-term incentive awards in the form of stock options and grants under the Share Unit Plan.

Role of Independent Third Party Compensation Advisors

In early 2017, the Compensation Committee engaged GGA to provide reports (the “2017 GGA Reports”) in respect of the Company’s executive compensation practices in relation to peer group composition, peer group compensation, and director compensation levels. The Compensation Committee received updated reports (the “2018 GGA Reports” and together with the 2017 GGA Reports, the “GGA Reports”) from GGA in early 2018 regarding a review of CEO and CFO executive compensation levels in relation to peer group compensation and a review of the PSU retention program.

The Committee and the Board considered the advice contained in the 2018 GGA Reports when determining the fiscal 2018 executive compensation program described below.

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For the financial years ended December 31, 2017 and 2018, the Company paid independent compensation advisors the following amounts:

	2017		2018
Executive Compensation-Related Fees
- GGA	CAD$	32,112	CAD$	18,948
All Other Fees		Nil		Nil
Total	CAD$	32,112	CAD$	18,948

Elements of Executive Compensation

As discussed above, Fortuna’s compensation program has been comprised of three main elements: base salary, an annual performance-based cash incentive award, and grants of equity-based long-term incentive compensation in the form of PSUs, RSUs and stock options. In 2018, the RSUs and PSUs granted to its senior executives will be share-settled rather than cash-settled, in order to further align executive compensation with shareholder interests. The specific design, rationale, determination of amounts, and related information regarding each of these components are outlined below.

Element of Compensation	Description	Relationship to Corporate Objectives	Element “At- Risk” or “Fixed”
Base Salary	Base salaries are the only fixed pay element and are set based on the position and the individual executive’s growth-to-competence in the role. They are also used as the base to determine the value of other elements of compensation (i.e. multiple of base salary).	Competitive base salaries enable the Company to attract and retain highly qualified executives and provide essential stability in times of market volatility.	Fixed

Annual Performance-Based Cash Incentives	Annual performance-based cash incentives are a variable element of compensation designed to reward executive officers for achievement of annual milestones consistent with the long term strategic plan and split between corporate and individual performance metrics. Target percentages are fixed each year by the Board.	Short-term milestone goals typically represent a balanced portfolio of metrics with a one-year horizon. They are structured to balance elements that are within the control of management (for example: production, safety and development milestones) with external factors (financial metrics which fluctuate with metal prices, and TSR which is influenced by short-term market sentiment).	At-Risk

Long-Term Equity Incentives

RSUs, PSUs and stock options are a variable element of compensation intended to reward executives for success in achieving sustained shareholder value reflected in stock price. As these grants vest over time, they are also important for executive retention.

		Long-term incentives encourage executives to focus on consistent value creation over the longer term (3 years in the case of RSUs and PSUs and up to 5 years for stock options). Equity grants strongly align the interests of executives with long-term interests of shareholders since the received value is dependent on absolute future share performance.	At-Risk

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Peer Comparator Companies - Benchmarking

Fundamental to Fortuna’s compensation philosophy is to provide competitive compensation in support of the attraction and retention of high calibre executives. Accordingly, the Compensation Committee relies on input from independent compensation advisors from time to time and other outside information, including the insight of Board members.

Our goal is to design and implement compensation packages that are fair and reasonable, based in large part on benchmarking against similar companies, but offering significant incentive for above-average performance. The ultimate test of this process is our ability to attract and retain high-performance executives over the long term.

In determining an appropriate group of comparator mining companies for consideration in determining the Company’s compensation levels, the Compensation Committee reviewed its comparator mining companies in light of the growth of the Company (principally through the expansions at San Jose and the development of Lindero) and receipt of the 2018 GGA Reports. GGA recommended the following criteria in creating our peer group:

•	companies generally of a similar size in terms of total assets, market capitalization, and total revenue, having regard to where Fortuna expects to be on completion of current corporate growth initiatives;
•	companies with both operating mines and development projects;
•	companies with multiple operating mines;
•	companies with similar geographic diversity and complexity;
•	companies with primarily underground operations; and
•	companies that produce precious metals and/or lead and zinc.

Based on these factors and in discussion with GGA, it was determined that the following companies were suitable peer comparators for consideration in determining 2018 senior executive compensation:

Alio Gold Inc.	First Majestic Silver Corp.	Pan American Silver Corp.
Argonaut Gold Inc.	Guyana Goldfields Inc.	Sierra Metals Inc.
Coeur Mining Inc.	Hecla Mining Company	Silvercorp Metals Inc.
Dundee Precious Metals Inc.	Klondex Mines Ltd.	SSR Mining Inc.
Endeavour Silver Corp.	MAG Silver Corp.	Tahoe Resources Inc.

Our compensation decisions are guided by experience and professional judgment, with due consideration of our benchmark data, but including assessment of a complex range of factors including the experience, tenure, and unique leadership characteristics of our executives. Our benchmarking process is a guideline to making the right decision in specific cases, not a pre-determination of compensation decisions.

Risk Assessment

The Compensation Committee considers the risk implications associated with Fortuna’s compensation policies and practices on an on-going basis and as part of its annual compensation review. There are no identified risks arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company. The executive compensation program seeks to encourage actions and behaviours directed towards increasing long-term value while modifying and limiting incentives that promote inappropriate risk-taking.

The Compensation Committee’s risk assessment and management is based on the underlying philosophy that guides the Committee in the design of the key elements of compensation as follows:

•	provide total compensation that is competitive to attract, retain and motivate high calibre executives in a mining employment marketplace with a shortage of world-class executive talent;

•	balance the mix or relative value of the key elements of compensation (salary, annual performance-based cash incentives, long-term incentives), providing sufficient stable income at a competitive level so as to discourage inappropriate risk taking while also providing an important portion of total compensation that is variable and “at-risk” for executives;

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•	strengthen and maintain the link between pay and performance, both Company and individual performance, and ensure the objectives against which performance is measured can be fairly assessed and do not encourage inappropriate risk taking; and

•	defer a significant portion of “at-risk” compensation to keep executives focused on continuous long-term, sustainable performance.

Some specific controls that are in place to mitigate certain risks are as follows:

•	Business Continuity and Executive Retention Risk. Total compensation is reviewed annually to ensure it remains competitive year over year, and that we have sufficient ‘holds’ on our key talent through potential forfeiture of unvested incentives, for example.

•	Environmental and Safety Risk. Environmental and safety are important factors used to assess the on-going performance of the Company and have an important (and direct) impact on executive pay, in that improvements in safety and environmental metrics are rewarded and negative environmental and safety events will negatively affect contingent compensation.

•	Cash Flow Risk. Salary levels are fixed in advance, while annual performance-based cash incentive awards are limited, in that they are linked to performance and are a percentage of salary.

•	Stock Dilution Risk (from issuances of long-term incentives in the form of stock options and certain RSUs and PSUs which will be share-settled). Fortuna’s stock option plan has been limited to 12,200,000 Common Shares under option for many years. In addition, DSUs are paid in cash based on the Common Share price at the time of payout, rather than by issuing stock. Further, certain RSUs (and the PSUs granted in 2015) have been paid in cash based on the Common Share price at the time of payout, rather than by issuing stock, noting that a portion of RSUs granted in 2018 and all PSUs granted in 2018 are to be paid out in stock.

•	Inappropriate Risk Taking. Align executive interests with interests of shareholders by encouraging equity exposure through long-term incentives such as RSUs, PSUs and stock options, and mitigating incentives to undermine value through an anti-hedging policy.

Vesting Philosophy

The Compensation Committee believes that deferment of some components of compensation through the application of vesting schedules and performance goals supports retention of executives and long-term alignment with shareholder value. Accordingly, equity awards have the following vesting schedules:

Stock Options:	50% vest after one year; 50% vest after two years
RSUs:	20% vest after one year; 30% vest after two years; 50% vest after three years
PSUs:	20% vest after one year; 30% vest after two years; 50% vest after three years – each vesting subject to fulfillment of performance goals by each vesting date.

Incentive Compensation Clawback Policy

On the recommendation of the Compensation Committee, in 2016 the Board adopted an Incentive Compensation Clawback Policy in order to provide a measure of accountability and to ensure that incentive compensation paid by the Company to its officers, directors and employees is based on accurate financial and operational data. Up to the entire amount of annual incentives, performance based compensation and short- and long-term incentives awarded, paid or payable to officers, directors and employees of the Company may be forfeit or subject to repayment if: (a) the payment, grant or vesting of such compensation was based on the achievement of financial or operational results that were subsequently the subject of a restatement of financial statements issued in a prior fiscal year; (b) the Board determines that the applicable personnel member engaged in fraud, gross misconduct or gross negligence that caused, or meaningfully and directly contributed to, the restatement; (c) the amount of incentive compensation that would have been received by such personnel member would have been lower than the amount actually received had the financial results been properly reported; and (d) the Board determines that the forfeiture or repayment is in the best interest of the Company and its shareholders.

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Anti-Hedging Policy

Pursuant to the Company’s Anti-Hedging Policy adopted in early 2015, no director or officer of Fortuna is permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of any Company securities granted as compensation or held, directly or indirectly, by such director or officer.

2018 Compensation

During the fiscal year ended December 31, 2018, the Company’s most recent fiscal year end, five individuals were “named executive officers” of the Company within the meaning of the definition set out in National Instrument Form 51-102F6, “Statement of Executive Compensation”. The following information provides disclosure of the compensation paid or payable by the Company to its CEO, CFO and three most highly compensated executive officers (other than the CEO and CFO):

•	Jorge Ganoza Durant, the President (since January 23, 2006) and CEO (since August 13, 2008),
•	Luis Ganoza Durant, the CFO (since June 5, 2006),
•	Manuel Ruiz-Conejo, the Vice-President, Operations (since August 1, 2011),
•	Jose Pacora, the Vice-President, Project Development (since November 10, 2014), and
•	Eric Chapman, the Vice-President of Technical Services (since January 1, 2017)

(herein together referred to as “NEOs”).

Base Salary

In establishing levels of cash and equity-based compensation, the Company considers the executive’s performance, level of expertise, responsibilities, and comparable levels of remuneration paid to executives of other companies of similar size, development and complexity within the mining industry. Fortuna believes that it is not always appropriate, however, to place full reliance on external salary surveys because of the years of service and experience of the Company’s executive team and the specific circumstances of the Company. The base salaries for the CEO and the CFO are reviewed by the Compensation Committee and any increase is recommended to the Board at the beginning of a fiscal year. Base salaries for the other NEOs are assessed and set by the CEO in consultation with the Compensation Committee.

The Compensation Committee continues to monitor competitive conditions including executive retention risks, and reviewed the 2018 GGA Reports in respect of executive officers base salaries for 2018. Taking into consideration the information and recommendations of the 2018 GGA Reports, the 2018 base salaries remained the same as the 2016 and 2017 levels, except that the base salaries of the CFO and VP Exploration were increased from $370,000 to $390,000 and from CAD$350,000 to CAD$375,000, respectively, in line with benchmark sources.

Annual Performance-Based Cash Incentives

Based on the recommendations of the Compensation Committee, the Board will (a) approve the bonus target and form of scorecard for each of the CEO and CFO, and will evaluate the performance of those individuals, and (b) approve the bonus target for each of the Vice Presidents. The CEO will approve the form of scorecard for each Vice President and will evaluate the performance of those individuals. Notwithstanding the foregoing, the Board has the discretion to adjust the amounts of annual performance-based cash incentives based on a recommendation by the Compensation Committee.

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In 2018, the Board, on the recommendation of the Compensation Committee, approved an annual cash bonus plan for its executive officers as was similarly approved in 2017. These annual performance-based cash incentives include the following variables:

•	Target Levels. A percentage of base salary which takes into account the executive’s level of expertise and responsibilities, as well as comparable levels of remuneration of peer comparator companies.

•	Scorecard Result. A measure of performance based on the achievement of personal and corporate objectives during the fiscal year. Both personal and corporate objectives are defined for each executive of the Company.

Target Levels

Taking into consideration the information and recommendations of the 2018 GGA Reports, the Compensation Committee recommended, and the Board approved, that the bonus target levels for the Company’s 2018 NEO’s annual performance-based cash incentive should remain at the same competitive levels as 2016 and 2017 for the CEO and be set at:

NEO	Target Annual Performance-Based Cash Incentive (% of Base Salary)
CEO	80%
CFO	70%
VP Operations	60%
VP Project Development	120%
VP Technical Services	45%

2018 Scorecards – Achievement Factors and Results

Each NEO’s annual performance-based cash incentive includes corporate and personal achievement factors. Our corporate achievement factors are: (a) return on assets; and (b) total shareholder return versus peers, which together were 30% of each NEO’s total objectives for 2018, except for the VP of Project Development whose corporate achievement factors were 20% of his total performance objectives for 2018. The achievement results of the 2018 corporate goals for all NEOs except for the VP Project Development are:

Corporate Factor	Objective	Weighting	2018 Achievement	2018 Rating
Return on assets	12% ≤ ROA < 15%	15%	ROA 2018: 13%	15%
Total shareholder return vs. peer group	Above median	15%	Lindero Project construction will weigh on share performance until construction is concluded	11%
		30%		26%

The ratings for each of the corporate achievement factors for the VP Project Development as set out above were 10% of his total objectives for 2018, for an aggregate of 20% of his total performance objectives for 2018.

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Personal objectives and achievement results for each of the NEOs for 2018 included the following:

NEO	Personal Objective	Weighting	2018 Achievement	2018 Rating
CEO	Advance Lindero according to 2018 Board approved plan and budget	30%	Construction budget forecast was exceeded with 87% of direct capital costs awarded or executed. Project 34% physically advanced.	23%

	Identification or acquisition of new projects with focus on post-discovery/pre-development opportunities	20%	Property selected for option agreement in Mexico with Prospero Silver. Exploration drilling conducted at project in Serbia. Four generative prospects in Argentina.	20%

	All-in sustaining cash cost (“AISCC”) of $6.8/oz silver +/-10% (at by-product budget metal prices)	10%	AISCC: $5.3/oz silver	10%

	Safety indicators of SR: 180, LTI: 3	10%	SR: 134, LTI: 2.33	13%

	OVERALL CORPORATE AND PERSONAL ACHIEVEMENT RATING: 91%

CFO	Internal and external review/audit observations - Quarterly and Annually: No misstatement above management´s materiality threshold/ no high risk items/ no significant deficiencies	40%	2018 Audit reported no misstatement above management´s materiality threshold, no high risk items and no significant deficiencies	40%

	AISCC of $6.8/oz silver +/-10% (at by-product budget metal prices)	15%	AISCC: $5.3/oz silver	15%

	Improve working capital management at operating subsidiaries. Implement centralized treasury function.	15%	Working capital management targets set for inventory and accounts receivable. Improvement in days of accounts receivable over 2017 >5 days. Centralized treasury function implemented in Q2 2018	15%

	OVERALL CORPORATE AND PERSONAL ACHIEVEMENT RATING: 96%

VP Operations	Build organizational capabilities to generate and materialize productivity and innovation initiatives across all operations.	20%	Structure for P&I implemented but there was low contractor performance at the San Jose mine in 2018	15%

	Metal Production +/- 10% of: Ag: 8.3 M oz, Au: 49 K oz	15%	Ag: 8.9M oz, 2017 Au: 54k oz	15%

	AISCC of $6.8/oz silver +/-10% (at by-product budget metal prices)	15%	AISCC: $5.3/oz silver	15%

	Safety indicators of SR: 180, LTI: 3	20%	SR: 134, LTI: 2.33	25%

	OVERALL CORPORATE AND PERSONAL ACHIEVEMENT RATING: 96%

Management Information Circular	Page | 19

NEO	Personal Objective	Weighting	2018 Achievement	2018 Rating
VP Project Development	By December 2018, the Lindero Project to be within 15% execution of schedule and US$201 million construction approved capex.	60%	Construction budget forecast was exceeded with 87% of direct capital costs awarded or executed. Project 34% physically advanced	45%

	Safety indicators of SR: 180, LTI: 3	20%	SR: 134, LTI: 2.33	20%

	OVERALL CORPORATE AND PERSONAL ACHIEVEMENT RATING: 83%

VP Technical Services	Maintain high level integrity and security in Fortuna’s geologic data and information	10%	Accomplished	10%

	Guarantee quality and confidence of first year gold production at the Lindero Project	30%	Accomplished	30%

	Ensure mineral resource & reserve estimates meet and exceed industry best practices within established timelines.	15%	Accomplished	15%

	Provide feedback to all required press releases to ensure compliance with NI 43-101.	15%	Exceeded	19%

	OVERALL CORPORATE AND PERSONAL ACHIEVEMENT RATING: 100%

Annual Performance-Based Cash Incentives Awarded

As set forth above, the Company’s corporate objectives for 2018 with respect to return on assets were met; however, the Lindero Project construction is weighing on share performance and is negatively impacting the corporate objective regarding total shareholder return. As a result, and in line with our pay-for-performance philosophy, the performance-based cash incentives for all NEOs were reduced. As well, the personal objectives of the CEO and the VP Project Development regarding certain aspects of the construction of the Lindero Project in accordance with the plan and budget approved by the Board were not met. In addition, the personal objectives of our VP Operations related to improving productivity was not fully achieved. Based on the foregoing factors, and on the achievement levels of the other respective personal objectives of NEOs for 2018, annual performance-based cash incentives for the financial year ended December 31, 2018 were determined in March 2019, reduced in connection with certain performance metrics that were not achieved, and paid to NEOs as follows:

NEO	Annual Performance-Based Cash Incentive Amount
Jorge Ganoza Durant, President & CEO	$438,000
Luis Ganoza Durant, CFO	$262,763
Manuel Ruiz-Conejo, VP Operations	$202,125
Jose Pacora, VP Project Development	$272,250
Eric Chapman, VP Technical Services	$107,638

Medium- and Long-Term Incentives

Stock Options

Incentive stock options have been granted from time to time by the Company in order to align the interests of the Company’s personnel with shareholders by linking compensation to the longer term performance of the Common Shares. Incentive stock options have been a significant component of executive compensation as it allows the Company to reward each individual’s efforts to increase shareholder value without requiring the use of the Company’s cash reserves.

Management Information Circular	Page | 20

On the recommendation of the Compensation Committee, the Board approved the granting of an aggregate of 648,502 stock options during the 2018 financial year to the officers and key employees of the Company which have a term of five years and have a vesting restriction of 50% exercisable after one year and 100% exercisable after two years from the date of grant. Upon vesting, the holder of an option is free to exercise and sell the underlying Common Shares subject to applicable securities laws.

The Company does not have a policy in respect of holding or retention periods for exercised stock options. The terms of the options granted are consistent with the terms of options granted since 2014. We believe that a ‘hold’ is achieved by having yearly share-based grants with vesting restrictions so that a significant number will be forfeited if the executive leaves the Company.

It is the Company’s policy to not re-price outstanding stock options.

Incentive options have been granted annually since the establishment of the Company’s share option plan in 2011 through 2015, and in 2017 and 2018. Since 2013, non-executive directors are no longer granted incentive stock options, rather they receive equity-based compensation through deferred share units (“DSUs”).

Share Unit Plan

Overview

In November 2010, the Board, on the recommendation of the Compensation Committee, established a Restricted Share Unit Plan which was amended in March 2015 to include performance share units to become the “Share Unit Plan”. The purposes of the Share Unit Plan are to promote a greater alignment of interests between officers and employees of the Company and the shareholders of the Company, to associate a portion of officer and employee compensation with the returns achieved by shareholders of the Company over the medium term, and to attract and retain officers and employees with the knowledge, experience and expertise required by the Company. The Board may award such number of RSUs or PSUs (“Share Units”) to an eligible officer or employee (a “Grantee”) to provide appropriate equity-based compensation for the services that he or she renders to the Company.

In 2017, the Board approved, on the recommendation of the Compensation Committee, and the shareholders subsequently ratified, amendments to the Share Unit Plan which permit the Board to grant RSUs and PSUs that will be settled in Common Shares, or a mix of Common Shares and cash, rather than purely in cash. The purpose of these amendments was to better align executive compensation with the interests of the Company’s shareholders, to reduce the mark-to-market effect of cash-settled Share Units on the Company’s financial results, and to bring the terms of the Company’s Share Units in line with those granted by its peers.

The number of Common Shares issuable under the Share Unit Plan is limited to a fixed maximum percentage of 5% of the issued and outstanding Common Shares from time to time, provided that, in combination with all other security-based compensation arrangements of the Company, the aggregate number of Common Shares issuable thereunder will not exceed 10% of the issued and outstanding Common Shares from time to time. The maximum number of Common Shares issuable under the Share Unit Plan to insiders of the Company, in combination with all other security-based compensation arrangements of the Company, at any time will not exceed 10% of the issued and outstanding Common Shares, and the number of securities to be issued to insiders of the Company pursuant to such arrangements within any one-year period will not exceed 10% of the issued and outstanding Common Shares. The maximum number of Common Shares issuable under the Share Unit Plan to any one individual, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 2% of the total number of issued and outstanding Common Shares from time to time which equaled 3,198,792 Common Shares as at December 31, 2018. The Share Unit Plan also requires that shareholder approval be obtained for certain amendments in accordance with the requirements of the TSX, including in the event of an increase in the maximum number of Common Shares issuable under the Share Unit Plan or an extension of the expiry date for the Share Units granted under the Share Unit Plan (see “Amendments” below for further details).

Management Information Circular	Page | 21

At the time of the 2017 amendments to the Share Unit Plan, the maximum amount of Common Shares issuable upon the payout of Share Units granted thereunder was set at 7,961,174, representing 5% of the issued and outstanding Common Shares at that time. As at the date of this Circular, there were 2,559,567 Common Shares issuable pursuant to share-settled Share Units granted under the Share Unit Plan (1.60% of the Company’s current issued share capital) and as a result of the settlement of share units and cancelations since the Share Unit Plan was established, the total number of Common Shares underlying Share Units that are currently available for future grants is 7,649,271 (4.78% of the Company’s current issued share capital).

On the recommendation of the Compensation Committee, the Board approved the granting of an aggregate of 509,789 RSUs and 1,002,166 PSUs during the 2018 financial year to the officers and key employees of the Company which had a vesting restriction of 20% one year after granting, 30% two years after granting, and the remaining 50% three years after granting. An individual’s entitlement to a payout of any PSUs granted under the Share Unit Plan, is also subject to satisfaction of both performance and time-vesting requirements as may be determined by the Board on the recommendation of the Compensation Committee (see PSUs Granted in 2018, below).

Eligible Participants

Participation in the Share Unit Plan is restricted to employees and officers of the Company or an affiliate of the Company (each, an “Eligible Participant”).

Transferability

The rights or interests, including Share Units, of a Grantee under the Share Unit Plan may not be assigned, transferred or alienated in any way (other than to the beneficiary or estate of a Grantee, as the case may be, upon the death of the Grantee).

Administration of the Plan

The Share Unit Plan permits the Board to grant awards of Share Units to an Eligible Participant. Upon vesting, the Share Units give the Grantee a right to payment in cash in an amount equal to the fair market value of the vested Share Unit on the date of payment, less any withholding taxes. Share Units granted after the adoption of the 2017 amendments to the Share Unit Plan, which have vested, may be paid out in Common Shares, cash or a combination of Common Shares and cash equal to the fair market value of the vested Share Unit on the date of payment. “Fair market value” means, with respect to any particular date, the average closing price for a Common Share on the TSX on the five trading days immediately prior to that date.

Share Units shall expire if they have not vested prior to the expiry date of the Share Unit as established by the Board, which shall be no later than December 31 of the third calendar year following the end of the year in which the services to which the grant of such Share Unit relates (or where such services straddle two calendar years, the first calendar year in which the services to which the grant of such Share Units relates) were rendered. In addition, PSUs will be terminated to the extent that the performance objectives or other vesting criteria have not been met.

If a Grantee’s employment or service with the Company is terminated due to the voluntary resignation of the Grantee, then all Share Units granted to such person which have not vested prior to their resignation shall be forfeited and cancelled, and any vested Share Units credited to the Grantee’s account shall be paid out to such person as soon as practicable.

If a Grantee’s employment or service with the Company is terminated by the Company without cause, by such person for “good reason” (such as a demotion, a reduction in pay or a required relocation) or due to a disability or such person’s retirement, then: 1) such person shall be entitled to a pay out of that portion of PSUs that have vested as of the termination date, and all unvested PSUs shall be forfeited and cancelled; and 2) a fraction of such person’s unvested RSUs shall immediately vest in proportion to the number of days that such person was actively employed between the grant date and the termination date, with the remainder of the unvested RSUs held by such person being forfeited and cancelled. Any vested Share Units credited to the Grantee’s account as of the termination date shall be paid out to such person as soon as practicable.

Management Information Circular	Page | 22

If a Grantee is terminated for cause, such person’s Share Units, whether vested or unvested, shall be forfeited and cancelled as of the termination date. If a Grantee’s employment or service with the Company is terminated by the Company within 12 months of the occurrence of a change of control, or such person terminates his or her employment for “good reason” within 12 months after a change of control occurs, then all outstanding Share Units which have not vested shall immediately vest and be paid out.

If a Grantee’s employment or service with the Company is terminated due to the death of such person, then: 1) such person’s beneficiaries shall be entitled to be paid out that portion of the PSUs that have vested, and all unvested PSUs shall be forfeited and cancelled; and 2) a fraction of such person’s unvested RSUs shall immediately vest in proportion to the number of days that such person was actively employed between the grant date and his or her date of death, with the remainder of the unvested RSUs held by such person being forfeited and cancelled. Any vested Share Units credited to the Grantee’s account as of the date of his or her death shall be paid out to such person’s beneficiaries as soon as practicable. Notwithstanding the foregoing, if a Grantee’s employment or service with the Company is terminated due to his or her death while performing his or her regular duties as an officer or employee of the Company, then all outstanding Share Units which have not vested shall immediately vest and be paid out to such person’s beneficiaries.

Payment of Share Units

Share Units granted after the adoption of the 2017 amendments to the Share Unit Plan, which have vested, may be paid out in Common Shares, cash or a combination of Common Shares and cash equal to the fair market value of the vested Share Unit on the date of payment. “Fair market value” means, with respect to any particular date, the average closing price for a Common Share on the TSX on the five trading days immediately prior to that date. Share Units are paid upon each vesting date in Common Shares, cash or a mix of Common Shares and cash, at the Board’s discretion, in an amount equal to the fair market value of the Share Units; however, the payout of PSUs is also subject to satisfaction of performance criteria.

Dividends

Share Units are not considered to be Common Shares of the Company under the Share Unit Plan, and do not entitle a Grantee to dividends.

Fractional Entitlements

No fractional Common Shares may be issued under the Share Unit Plan, before or after the amendments described hereunder.

Amendments

The Share Unit Plan may be amended, suspended or terminated by the Board, in whole or in part, at any time; provided, however, that no such amendment shall, without the consent of the Eligible Participants affected by the amendment, adversely affect the rights accrued to such Eligible Participants with respect to Share Units granted prior to the date of the amendment.

Notwithstanding the foregoing, shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(a)	an increase in the maximum number of Common Shares issuable under the Share Unit Plan;
(b)	an amendment to the individuals designated as Eligible Participants under the Share Unit Plan;
(c)	an extension of the expiry date for Share Units granted under the Share Unit Plan;
(d)	an amendment that would permit a Share Unit to be transferable or assignable, other than by will or the laws of descent and distribution; or
(e)	an amendment to the amendment provisions contained in the Share Unit Plan.

Management Information Circular	Page | 23

PSUs Granted in 2018

In early 2018, the Compensation Committee engaged GGA to review Fortuna’s compensation philosophy to assess the competitiveness of the compensation program for the CEO and CFO against the primary peer group and supplemental benchmarks and to confirm the competitiveness of its proposed PSU program in relation to its executive officers. The 2018 GGA Reports in respect of the Company’s executive compensation practices recommended an increase in the annual base salary of the CFO and in the long-term incentive awards in the form of PSUs to four key executive officers.

In particular, the Compensation Committee reviewed the opportunity to mitigate retention risks through a grant of PSUs (the “2018 PSUs”) granted under the Share Unit Plan to certain NEOs whom the Compensation Committee considered critical to be retained during the construction and start-up phases of the strategic Lindero Project. The 2018 GGA Reports analysed and recommended the granting of the PSUs to certain NEOs under stringent performance metrics. Taking into consideration the critical need to retain our proven executive team, and the information and recommendations of the 2018 GGA Reports, the Compensation Committee recommended, and the Board approved, the following grants of 2018 PSUs under the Share Unit Plan to the following NEOs, subject to the performance and time-vesting metrics set out below:

NEO	No. of 2018 PSUs
Jorge Ganoza Durant, President & CEO	517,187
Luis Ganoza Durant, CFO	354,643
Manuel Ruiz-Conejo, VP Operations	73,884
Eric Chapman, VP Technical Services	56,452

The 2018 PSUs have the following performance and vesting metrics:

Vesting/Payout Date	Amount Vested	Performance Goal
12 months from grant	20%	By December 31, 2018: (i) construction costs at the Lindero Project are within 15% of budgeted US$201 million CAPEX; and (ii) project activities have been completed according to the Board approved schedule.
24 months from grant	30%	By September 30, 2019: (i) commissioning phase at the Lindero Project is complete, with principal unit operations within 15% of design parameter, and start of commercial operations declared; and (ii) total construction costs at Lindero within 15% of budgeted US$ 239 million CAPEX.
36 months from grant	50%	By December 31, 2020: Total Company production in 2020 is within 15% of budget of 8.5 million ounces silver and 186,000 ounces gold.

The Compensation Committee and the Board believe that the dual performance and time-vesting schedules of the 2018 PSUs were critical components in retaining our key executives through not only the initial construction and start-up phases at Lindero, but also within a forecasted three year period. The 2018 PSUs are structured similarly to the Company’s successful 2015 PSUs that were measured against the expansion of the San Jose mine.

The third and final tranche of 553,459 2015 PSUs (which represented 50% of the 2015 PSUs), vested and were paid out on March 19, 2018.

As at December 31, 2018, there were a total of 1,002,166 PSUs outstanding which were all granted in 2018.

Performance Graph

The following graph compares the total cumulative shareholder return over the past five fiscal years for $100 invested in Common Shares on December 31, 2013 with the cumulative total return of the S&P / TSX Composite Index and the S&P / TSX Global Mining Index. The performance of the Company’s Common Shares set out below does not necessarily reflect future price performance.

Management Information Circular	Page | 24

Source: Global Governance Advisors

The Company has experienced significant and steady growth over the past five years, evolving to its current position as a precious metals producer with two operating mines, and the Lindero gold project in Argentina currently under construction, and certain performance-based components of the compensation to executive officers has increased accordingly. The global economic downturn in 2012 had a dramatic negative impact on the financial markets and commodity prices in particular, resulting in a significant downturn in share prices for most exploration companies and precious metal producers which persisted until mid-2016. Despite these negative market conditions, the Company’s operations have continued to grow during the past five years (notably, the San Jose expansion to 3,000 tpd and the Lindero Project acquisition and mine construction start), and compensation levels reflect this positive business performance. In order to support the Company’s goal of managing costs during fluctuating market conditions, however, management compensation for 2014 was set at the same levels as for 2013, and 2016 and 2017 levels were unchanged from 2015, and slight increases were made in 2018 to the annual base salary of our CFO and VP of Exploration in order to better align their salaries with their counterparts of peer group companies.

Relative Performance – Growth and Return Metrics

The Compensation Committee believes that it is important to evaluate relative performance of various key business growth metrics including Operating Cash Flow, EBITDA, Revenue and Gold Production. As illustrated below, the metrics reflect that 2018 was a year of steady performance for the Company, which state is anticipated to continue until construction is concluded at Lindero.

Management Information Circular	Page | 25

Source: Global Governance Advisors

In addition to TSR, we evaluate relative performance of key return metrics including Return on Assets (“ROA”), Return on Equity (“ROE”) and Return on Invested Capital (“ROIC”). Each of our NEO’s annual performance-based cash incentive includes corporate and personal achievement factors. Our corporate achievement factors include ROA, which was 15% of each NEO’s total objectives for 2018, except for our VP Project Development ROA whose corporate achievement factor was 20% of his total performance objectives for 2018. See pages 18 to 20 - “2018 Scorecards – Achievement Factors and Results.” As illustrated below, from a return metric perspective, Fortuna performed strongly when compared to its peer group on both a one and three year basis for ROA, ROE (2018) and ROIC (2018). It performed around the median on a three year basis for the relative ROE and ROIC metrics.

Management Information Circular	Page | 26

Source: Global Governance Advisors

When considering the industry volatility over the past three years and Fortuna’s total performance, Fortuna has outperformed its peer group in an array of important business metrics.

NEO Profiles

JORGE GANOZA DURANT, Chief Executive Officer

2018 Pay Mix

AT RISK PAY - 87%

	2018		2017	2016
Base salary	$600,000		$600,000	$600,000
Annual incentive	$438,000		$396,000	$624,000
Share Units	$3,134,000	*	$709,087	$1,134,275
Stock Options	$456,000		$472,725	N/A
Total Direct Compensation	$4,628,000		$2,177,812	$2,358,275

Share Ownership (December 31, 2018)
Target	Target Value	Total Acquisition Value	Target Met
3x base salary	$1,800,000	$5,151,620	✓

*	Includes $2,450,000 of 2018 PSUs relating to the construction and operation of the Lindero Project (see page 24 “PSUs Granted in 2018” for vesting metrics) of which NIL had vested or been paid as of December 31, 2018.

Management Information Circular	Page | 27

LUIS GANOZA DURANT, Chief Financial Officer

2018 Pay Mix

AT RISK PAY - 87%

	2018		2017	2016
Base salary	$390,000		$370,000	$370,000
Annual incentive	$262,763		$299,700	$94,350
Share Units	$2,032,200	*	$322,199	$515,399
Stock Options	$234,800		$214,800	N/A
Total Direct Compensation	$2,919,763		$1,206,699	$979,749

Share Ownership (December 31, 2018)
Target	Target Value	Total Acquisition Value	Target Met
1x base salary	$390,000	$2,662,011	✓

*	Includes $1,680,000 of 2018 PSUs relating to the construction and operation of the Lindero Project (see page 24 “PSUs Granted in 2018” for vesting metrics) of which NIL had vested or been paid as of December 31, 2018.

MANUEL RUIZ-CONEJO, VP Operations

2018 Pay Mix

AT RISK PAY - 75%

	2018		2017	2016
Base salary	$350,000		$350,000	$350,000
Annual incentive	$202,125		$152,250	$231,000
Share Units	$615,200	*	$274,927	$439,780
Stock Options	$231,396		$183,285	N/A
Total Direct Compensation	$1,398,721		$960,461	$1,020,780

Share Ownership (December 31, 2018)
Target	Target Value	Total Acquisition Value	Target Met
1x base salary	$350,000	$929,622	✓

*	Includes $350,000 of 2018 PSUs relating to the construction and operation of the Lindero Project (see page 24 “PSUs Granted in 2018” for vesting metrics) of which NIL had vested or been paid as of December 31, 2018.

Management Information Circular	Page | 28

JOSE PACORA, VP Project Development

2018 Pay Mix

AT RISK PAY - 71%

	2018	2017	2016
Base salary	$275,000	$275,000	$275,000
Annual incentive	$272,250	$313,500	$478,500
Share Units	$246,000	$255,023	$333,318
Stock Options	$164,000	$183,285	N/A
Total Direct Compensation	$957,250	$1,026,807	$1,086,818

Share Ownership (December 31, 2018)
Target	Target Value	Total Acquisition Value	Target Met
1x base salary	$275,000	$522,386	✓

ERIC CHAPMAN, VP Technical Services

2018 Pay Mix

AT RISK PAY - 71%

	2018		2017 *	2016
Base salary	$239,196		$232,766	$198,301
Annual incentive	$107,638		$188,675	$109,845
Share Units	$399,689	***	$129,431	$56,588
Stock Options	$86,419		$86,287	N/A
Total Direct Compensation	$832,942		$637,159	$364,734

*	appointed an executive officer on January 1, 2017

Share Ownership (December 31, 2018)
Target	Target Value		Total Acquisition Value		Target Met
1x base salary	CAD$	310,000	CAD$	784,460	✓

**	Includes $267,435 of 2018 PSUs relating to the construction and operation of the Lindero Project (see page 24 “PSUs Granted in 2018” for vesting metrics) of which NIL had vested or been paid as of December 31, 2018.

The above-noted information regarding Total Direct Compensation includes the value of all equity awards at the time of grant (regardless of vesting provisions) but does not include any increase in the award values as at the vesting/payout dates due to increases in the Company’s stock prices. Such amounts are reflected under the heading “All Other Compensation” in the table below.

Management Information Circular	Page | 29

Summary Compensation Table

The following summarizes all compensation paid or payable to NEOs during the fiscal years ended December 31, 2018, 2017 and 2016:

					Non-Equity Annual Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Salary	Share- based Awards (1)	Option- based Awards (2)	Annual Incentive Plans (3)	Long-term Incentive Plans	All Other Compensation (4)	Total Compensation

Jorge Ganoza Durant(5)	2018	$600,000	$3,134,000	$456,000	$438,000	Nil	$899,843	$5,527,843
CEO	2017	$600,000	$709,087	$472,725	$396,000	Nil	$95,571	$2,273,383
	2016	$600,000	$1,134,275	N/A	$624,000	Nil	$209,359	$2,567,633

Luis Ganoza Durant	2018	$390,000	$2,032,200	$234,800	$262,763	Nil	$251,859	$3,171,622
CFO	2017	$370,000	$322,199	$214,800	$299,700	Nil	$52,189	$1,258,887
	2016	$370,000	$515,399	N/A	$94,350	Nil	$109,643	$1,089,393

Manuel Ruiz-Conejo	2018	$350,000	$615,200	$231,396	$202,125	Nil	$240,549	$1,639,270
VP, Operations	2017	$350,000	$274,927	$183,285	$152,250	Nil	$52,750	$1,013,210
	2016	$350,000	$439,780	N/A	$231,000	Nil	$102,213	$1,122,992

Jose Pacora	2018	$275,000	$246,000	$164,000	$272,250	Nil	$27,609	$984,859
VP, Project	2017	$275,000	$255,023	$170,015	$313,500	Nil	$24,371	$1,037,908
Development	2016	$275,000	$333,318	N/A	$478,500	Nil	$52,781	$1,139,600

Eric Chapman(6)	2018	$239,196	$399,689	$86,419	$107,638	Nil	$22,630	$855,572
VP, Technical Services	2017	$232,766	$129,431	$86,287	$188,387	Nil	$22,843	$659,714
	2016	$193,907	$56,588	N/A	$107,411	Nil	$32,681	$390,587

Notes:

(1)	The 2018 amounts represent the grant date fair market value of share-settled RSUs and PSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$6.20. Certain of the grant date values were calculated in CAD$ and translated to US$ at the 2018 year average exchange rate of CAD$1.00 = US$0.7716. The accounting fair value of the RSUs and PSUs is also based on the market price at the time of grant, but the amount recorded is calculated using the pro-rated portion of the RSU/PSU deemed to have vested (but not actually vested) as at December 31, 2018. The accounting fair values were calculated in CAD$ and translated to US$ on a quarterly basis at the applicable quarterly average exchange rate. The accounting fair values for 2018 are $1,839,085 for Jorge Ganoza Durant, $948,774 for Luis Ganoza Durant, $660,245 for Manuel Ruiz-Conejo, $215,289 for Jose Pacora, and $140,206 for Eric Chapman.

The performance metrics for the 2018 PSUs relate to the construction and operation of the Lindero Project (see page 23 - “PSUs Granted in 2018”). The grant date fair market value of the 2018 PSUs are $2,450,000 for Jorge Ganoza Durant, $1,680,000 for Luis Ganoza Durant, $350,000 for Manuel Ruiz-Conejo, NIL for Jose Pacora and $267,435 for Eric Chapman, of which NIL 2018 PSUs had vested or been paid as of December 31, 2018.

The 2017 amounts represent the grant date fair market value of share-settled RSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$6.35. Certain of the grant date values were calculated in CAD$ and translated to US$ at the 2017 year average exchange rate of CAD$1.00 = US$0.77042. The accounting fair value of the RSUs is also based on the market price at the time of grant, but the amount recorded is calculated using the pro-rated portion of the RSU deemed to have vested (but not actually vested) as at December 31, 2017. The accounting fair values were calculated in CAD$ and translated to US$ on a quarterly basis at the applicable quarterly average exchange rate. The accounting fair values for 2017 are $220,959 for Jorge Ganoza Durant, $100,400 for Luis Ganoza Durant, $85,669 for Manuel Ruiz-Conejo, $79,468 for Jose Pacora, and $40,331 for Eric Chapman.

Management Information Circular	Page | 30

The 2016 amounts represent the grant date fair market value of cash-settled RSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$4.80. The accounting fair value is calculated using the pro-rated portion of the RSU deemed to have vested (but not actually vested) as at December 31, 2016 and based on the year-end market price of the Company’s shares of US$5.65 (CAD$7.59). The accounting fair values are $2,373,091 for Jorge Ganoza Durant, $692,027 for Luis Ganoza Durant, $593,787 for Manuel Ruiz-Conejo, $347,899 for Jose Pacora, and $36,258 for Eric Chapman. All amounts were calculated in CAD$ and translated to US$ at the 2016 year-end exchange rate of CAD$1.00 = US$0. 7448.

(2)	Amounts represent the fair value of the options granted which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$6.21. The grant date values were estimated using the Black-Scholes option pricing model consistent with the accounting values used in the Company’s financial statements, with the following assumptions: for 2018: risk-free interest rate of 1.79%, dividend yield of 0%, expected life of 3 years, forfeiture rate of 5.57%, and a volatility factor of 67.56%; for 2017: risk-free interest rate of 0.77%, dividend yield of 0%, expected life of 3 years, forfeiture rate of 5.57%, and a volatility factor of 63.02%. Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of these stock options.

The accounting fair values of the options were calculated using the pro-rated portion of the options deemed to have vested (but not actually vested) as at the applicable fiscal year end. The amounts were calculated in CAD$ and translated to US$ on a quarterly basis at the applicable quarterly average exchange rate as follows: for 2018, calculated in CAD$ and translated to US$ at the 2018 year average exchange rate of CAD$1.00 = US$0.7716; for 2017, calculated in CAD$ and translated to US$ at the 2017 year average exchange rate of CAD$1.00 = US$.77042.

(3)	Amounts represent bonuses earned for the applicable year. For fiscal 2016, Mr. Luis Ganoza was also granted a conditional amount under the annual incentive plan of $94,350, which would be paid in 2018 if the Company received a favourable internal controls assessment regarding material weaknesses for fiscal 2017. As there were no material weaknesses in internal controls as at December 31, 2017, this amount was paid to Mr. Ganoza as part of his fiscal 2017 bonus.

(4)	Includes health and life insurance premiums paid on behalf of NEOs; and where the sum of a RSU and PSU payout, as applicable, and the amounts of previous payouts made for that RSU or PSU equals an amount that is in excess of the previously disclosed grant fair value of that RSU or PSU, that excess amount is included.

(5)	Jorge Ganoza Durant did not receive any compensation in his capacity as a director of the Company in 2016, 2017 and 2018.

(6)	Was appointed an executive officer on January 1, 2017 and designated as a NEO on December 31, 2018.

Management Information Circular	Page | 31

Option-Based and Share-Based Awards to NEOs

The following sets forth the details of incentive stock options to purchase Common Shares of the Company and share units held by NEOs as at December 31, 2018:

	OPTION BASED AWARDS					SHARE-BASED AWARDS
Name	No. of Securities Underlying Unexercised Options	Option Exercise Price (1)	Option Expiration Date	Value of Unexercised In-The- Money Options (1)(2)	Value Vested During the Year (3)	Market Value of Share Units Vested During the Year (4)	Market Value of Vested Share Units Not Paid Out (5)	No. of Share Units Not Vested	Market Value of Share Units Not Vested (5)

Jorge Ganoza Durant	191,663	$3.56	Mar. 18, 2020	$29,039	$95,131	$2,765,597	$577,551	418,982	$311,262
	229,124	$4.72	May 28, 2022	Nil
	221,863	$4.61	Mar.18, 2023	Nil
	642,650			$29,039

Luis Ganoza Durant	122,078	$3.56	Mar. 18, 2020	$18,496	$43,226	$848,572	N/A	199,119	$147,926
	104,111	$4.72	May 28, 2022	Nil
	114,240	$4.61	Mar. 18, 2023	Nil
	340,429			$18,496

Manuel Ruiz-Conejo	148,623	$3.56	Mar. 18, 2020	$22,518	$36,884	$793,708	N/A	162,448	$120,683
	88,836	$4.72	May 28, 2022	Nil
	86,021	$4.61	Mar. 18, 2023	Nil
	323,480			$22,518

Jose Pacora	46,234	$3.56	Mar. 18, 2020	$7,005	$34,214	$233,125	N/A	98,547	$73,211
	82,404	$4.72	May 28, 2022	Nil
	79,793	$4.61	Mar. 18, 2023	Nil
	208,431			$7,005

Eric Chapman	41,822	$4.72	May 28, 2022	Nil	$17,364	$88,368	N/A	56,075	$41,658
	41,636	$4.61	Mar. 18, 2023	Nil
	83,458

Notes:
(1)	All option-based awards and share-based awards are made in CAD$. The option exercise price, and values of unexercised in-the-money options have been converted to US$ using the exchange rate at December 31, 2018 of CAD$1.00 = US$0.7429.
(2)	Calculated using the closing price of the Common Shares on the Toronto Stock Exchange at December 31, 2018 of CAD$5.00 (US$3.71) less the exercise price of in-the-money stock options.
(3)	The value of options vested during the year is converted to US$ using the 2018 year average exchange rate of CAD$1.00 = US$0.7716, and is calculated based on the closing price of the Company’s Common Shares on the Toronto Stock Exchange at the date of vesting (May 29, 2018 was CAD$7.19 (US$5.55)).
(4)	The value of share units vested during the year is converted to US$ based on the 2018 year average exchange rate of CAD$1.00 = US$0.7716, and is calculated based on the average closing price of the Company’s Common Shares on the Toronto Stock Exchange for the five days preceding the respective dates of vesting (March 16, 2018 was CAD$6.11 (US$4.71); March 19, 2018 was CAD$6.14 (US$4.74); March 24, 2018 was CAD$6.38 (US$4.92), times the number of share units.
(5)	The values of vested share units not yet paid out, and share units not vested have been converted to US$ based on the exchange rate at December 31, 2018 of CAD$1.00 = US$0.7716, and are calculated based on the closing price of the Company’s Common Shares on the Toronto Stock Exchange at December 31, 2018 of CAD$5.00 (US$3.71) times the number of share units.

Management Information Circular	Page | 32

Management Contracts / Termination and Change of Control Benefits

The Company has entered into employment agreements with each of its current NEOs, all of which include change of control provisions. The change of control provisions recognize that the NEO is integral to the operation and continued development of the Company and therefore requires protection from disruption of his employment in the event of a change of control of the Company.

Effective January 1, 2015, the Company entered into amended and restated employment agreements with its current NEOs. The agreements were amended to reflect that on termination without cause, any outstanding stock options or RSUs which were awarded on or after January 1, 2015 will vest on a pro-rated basis. This is consistent with the direction of market practice and governance best practices. Any previously granted stock options or RSUs will continue to vest fully on termination without cause. PSUs do not vest on termination except in the event of a change of control.

The employment agreements also provide that if, as a result of a change of control of the Company, the NEO is terminated or the change of control results in a reduction in his level of authority, responsibility, title or reporting relationship, a reduction in certain components of his compensation, or a change of his primary work location, then he will be entitled to severance pay.

A description of each employment agreement is set out below.

Jorge Ganoza Durant, President and Chief Executive Officer

Pursuant to an employment agreement dated effective January 1, 2015, the Company paid to Jorge Ganoza Durant in 2018 an annual base salary of $600,000. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company. In the event of termination without cause, Mr. Ganoza will be entitled to severance pay equal to 24 months’ annual salary. If Mr. Ganoza chooses to terminate his contract, he is required to give six months’ notice to the Company.

If, on December 31, 2018, Mr. Ganoza had been terminated without cause, 131,720 Common Shares for payout of vested RSUs, and $2,325,786 (comprised of US$1,200,000 for 2x annual base salary and US$1,125,786 for payout of vested RSUs) would have been payable to him. If a change of control of the Company had occurred, 777,531 Common Shares for payout of vested RSUs and PSUs, and $4,406,098 (comprised of $1,800,000 for 3x annual base salary, $1,440,000 for 3x an assumed 80% bonus, and $1,166,098 for payout of vested RSUs and PSUs) would have been payable to him.

Luis Ganoza Durant, Chief Financial Officer

Pursuant to an employment agreement dated effective January 1, 2015, the Company paid to Luis Ganoza Durant in 2018 an annual base salary of $390,000. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company. In the event of termination without cause, Mr. Ganoza will be entitled to severance pay equal to 18 months’ annual salary. If Mr. Ganoza chooses to terminate his contract, he is required to give six months’ notice to the Company.

If, on December 31, 2018, Mr. Ganoza had been terminated without cause, 63,402 Common Shares for payout of vested RSUs, and $834,111 (comprised of $585,000 for 1.5x annual base salary and US$249,111 for payout of vested RSUs) would have been payable to him. If a change of control of the Company had occurred, 481,679 Common Shares for payout of vested RSUs and PSUs, and $1,593,428 (comprised of $780,000 for 2x annual base salary, $546,000 for 2x an assumed 70% bonus, and $267,428 for payout of vested RSUs and PSUs) would have been payable to him.

Manuel Ruiz-Conejo, Vice-President, Operations

Pursuant to an employment agreement dated effective January 1, 2015, the Company paid to Manuel Ruiz-Conejo in 2018 an annual base salary of $350,000. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company.

Management Information Circular	Page | 33

In the event of termination without cause, Mr. Ruiz-Conejo will be entitled to severance pay equal to 12 months’ annual salary. If Mr. Ruiz-Conejo chooses to terminate his contract, he is required give three months’ notice to the Company.

If, on December 31, 2018, Mr. Ruiz-Conejo had been terminated without cause, 51,070 Common Shares for payout of vested RSUs, and $562,561 (comprised of $350,000 for 1x annual base salary, and US$212,561 for payout of vested RSUs) would have been payable to him. If a change of control of the Company had occurred, 174,825 Common Shares for payout of vested RSUs and PSUs, and $1,138,191 (comprised of $700,000 for 2x annual base salary, $210,000 for 1x an assumed 60% bonus, and $228,191 for payout of vested RSUs and PSUs) would have been payable to him.

Jose Pacora, Vice-President, Project Development

Pursuant to an employment agreement dated effective January 1, 2015, as amended June 1, 2015, the Company paid to Jose Pacora in 2018 an annual base salary of $275,000. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits and change of control of the Company. In the event of termination without cause, Mr. Pacora will be entitled to severance pay equal to 12 months’ annual salary. If Mr. Pacora chooses to terminate his contract, he is required to give three months’ notice to the Company.

If, on December 31, 2018, Mr. Pacora had been terminated without cause, 33,082 Common Shares for payout of vested RSUs, and $436,105 (US$275,000 for 1x annual base salary, and US$161,105 for payout of vested RSUs) would have been payable to him. If a change of control of the Company had occurred, 93,633 Common Shares for payout of vested RSUs, and $1,052,949 (comprised of $550,000 for 2x base salary, $330,000 for 1x an assumed 120% bonus, and $172,949 for payout of vested RSUs) would have been payable to him.

Eric Chapman, Vice-President, Technical Services

Pursuant to an employment agreement dated effective January 1, 2017, as amended June 1, 2017, the Company paid to Eric Chapman in 2018 an annual base salary of CAD$310,000. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits and change of control of the Company. In the event of termination without cause, Mr. Chapman will be entitled to severance pay equal to 12 months’ annual salary. If Mr. Chapman chooses to terminate his contract, he is required to give three months’ notice to the Company.

If, on December 31, 2018, Mr. Chapman had been terminated without cause, 24,344 Common Shares for payout of vested RSUs, and CAD$336,999 (CAD$310,000 for 1x annual base salary, and CAD$26,999 for payout of vested RSUs) would have been payable to him. If a change of control of the Company had occurred, 104,715 Common Shares for payout of vested RSUs and PSUs, and CAD$788,483 (comprised of CAD$620,000 for 2x base salary, CAD$139,500 for 1x an assumed 45% bonus, CAD$28,983 for payout of vested RSUs and PSUs) would have been payable to him.

Compensation to Directors

Up until 2009, the non-executive Directors of the Company were primarily compensated by way of directors’ fees and stock options. In 2010, the Company commenced granting DSUs (described below) to the non-executive directors, and since 2013, ceased the granting of stock options to such directors.

Deferred Share Unit Plan

The Board, on the recommendation of the Compensation Committee, established a Deferred Share Unit Plan (the “DSU Plan”) the purposes of which are to promote a greater alignment of interests between non-executive Directors and the shareholders of the Company; and to provide a compensation system for non-executive Directors that, together with any other compensation mechanisms of the Company, reflects the responsibility, commitment and risk accompanying Board membership.

Management Information Circular	Page | 34

The Board may award such number of DSUs to an eligible Director to provide appropriate equity-based compensation for the services he or she renders to the Company. Unless otherwise determined by the Board, DSUs vest immediately and a Director’s entitlement to payment of such DSUs is not subject to satisfaction of any requirements as to any minimum period of membership on the Board.

DSU’s are paid in cash and only upon termination, which is deemed to occur on the earliest of (i) the date of voluntary resignation or retirement of the Director from the Board; (ii) the date of death of the Director; or (iii) the date of removal of the Director from the Board whether by shareholder resolution, failure to achieve re-election or otherwise; and on which date the Director is not an employee of the Company or any of its affiliates.

Notwithstanding any vesting conditions that the Board may have established in respect of a grant of DSU, upon the occurrence of a change of control, all outstanding DSUs will become fully vested. The aggregate number of DSUs outstanding pursuant to the DSU Plan must not exceed 1% of the number of issued Common Shares in the Company outstanding from time to time.

Retainer Fees

Retainer fees for non-executive directors remained unchanged from 2017. The cash directors’ fees for 2018 were as follows:

Board Member annual retainer	$80,000
Plus, as applicable:
Chairman of the Board annual retainer	$75,000
Lead Director annual retainer	$30,000
Audit Committee Chair annual retainer	$10,000
Other Committee Chair annual retainer	$5,000
For each Board meeting attended	$1,000
For each Audit Committee meeting attended	$1,500
For each other Committee meeting attended	$1,000

Effective April 1, 2015, Jorge Ganoza Durant is no longer paid any compensation, including annual retainer and meeting fees, in his capacity as a director of the Company.

Director Compensation Table

The following summarizes all cash compensation paid to the Directors who were not NEOs of the Company during the fiscal year ended December 31, 2018:

Name	Director Fees Earned	Share- based Awards(1)	Option- based Awards	All Other Compensation		Total Compensation

Simon Ridgway	$161,000	$66,860	N/A	$69,444	(2)	$297,304

Mario Szotlender	$89,000	$66,860	N/A	$69,444	(2)	$225,304

David Farrell	$125,500	$66,860	N/A	Nil		$192,360

David Laing	$91,000	$66,860	N/A	Nil		$157,860

Alfredo Sillau	$94,500	$66,860	N/A	Nil		$161,360

Kylie Dickson	$99,917	$66,860	N/A	Nil		$166,777

Robert Gilmore(3) (4)	$47,250	$66,860	N/A	$1,251,319		$1,365,429

Management Information Circular	Page | 35

Notes:

(1)	The amounts represent the grant date fair market value of DSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$6.20. The accounting fair value is calculated based on the year-end market price of the Company’s shares of CAD$5.00 (US$3.71). The accounting fair value of the DSUs is $53,920 for each director. All amounts were calculated in CAD$ and translated to US$ at the 2018 year end exchange rate of CAD$1.00 = US$0.7429.
(2)	For corporate development and financial advisory services provided by: (i) a company controlled by Simon Ridgway - CAD$90,000; and (ii) Mario Szotlender - CAD$90,000. The payments were made monthly in CAD$ and were converted to US$ and recorded on the Company’s books using the average 2018 exchange rate of CAD$1.00 = US$0.7716.
(3)	Mr. Gilmore did not stand for re-election at the AGM in 2018 and ceased to be a director of the Company as of June 14, 2018.
(4)	Amount of DSUs paid out in cash to Mr. Gilmore upon resignation as a director.
(5)	The relevant compensation information for Jorge Ganoza Durant, a director and NEO, is provided in the “Summary Compensation Table” above.

Option-Based and Share-Based Awards to the Directors

As at December 31, 2018, there were no DSUs that had not vested. The following table sets forth the details of incentive stock options to purchase Common Shares of the Company and DSUs held by the Directors who were not NEOs of the Company as at December 31, 2018 (all amounts shown in US$):

	OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	No. of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value Vested During the Year	Value of Unexercised In-The-Money Options	Market Value of DSUs Vested During the Year (1)(2)(4)	Market Value of Vested DSUs Not Paid Out (3)(4)	No. of DSUs Not Vested (4)	Market Value of DSUs Not Vested (4)

Simon Ridgway	Nil	N/A	N/A	N/A	N/A	$66,860	$1,221,948	N/A	N/A

Mario Szotlender	Nil	N/A	N/A	N/A	N/A	$66,860	$874,479	N/A	N/A

David Farrell	Nil	N/A	N/A	N/A	N/A	$66,860	$720,219	N/A	N/A

David Laing	Nil	N/A	N/A	N/A	N/A	$66,860	$135,022	N/A	N/A

Alfredo Sillau	Nil	N/A	N/A	N/A	N/A	$66,860	$129,439	N/A	N/A

Kylie Dickson	Nil	N/A	N/A	N/A	N/A	$66,860	$76,467	N/A	N/A

Notes:

(1)	All share-based awards are made in CAD$.
(2)	The market value of DSUs vested during the year is converted to US$ using the 2018 year-end exchange rate of CAD$1.00 = US$0.7429, and is calculated as the number of DSUs outstanding times the closing price of the Company’s Common Shares on the Toronto Stock Exchange one day prior to the date of vesting, which was CAD$6.20 (US$4.61).
(3)	The value of vested DSUs not yet paid out has been converted to US$ using the 2018 year-end exchange rate of CAD$1.00 = US$0.7429, and calculated as the number of DSUs outstanding times the closing price of the Company’s Common Shares on the Toronto Stock Exchange at December 31, 2018 of CAD$5.00 (US$3.71).
(4)	All DSUs were fully vested upon granting but are not realizable until termination.

Management Information Circular	Page | 36

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information regarding compensation plans under which equity securities of the Company are authorized for issuance, as at December 31, 2018:

EQUITY COMPENSATION PLAN
	(a)	(b)	(c)
Plan Category	No. of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (CAD$)	No. of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding Securities Reflected in column (a))

Equity Compensation Plans Approved by Shareholders:
Options	1,784,029	$5.85	1,574,403
Share Units	1,736,797	$6.20	7,883,024

Equity Compensation Plans Not Approved by Shareholders:

	N/A	N/A	N/A

Total:	3,520,826	N/A	9,457,427

Share Unit Plan

The Company’s Share Unit Plan was last approved by the shareholders on July 5, 2017. At the time of the 2017 amendments to the Share Unit Plan to permit share-settled Share Units, the maximum amount of Common Shares issuable upon the payout of share-settled Share Units granted thereunder was set at 7,961,174, representing 5% of the issued and outstanding Common Shares at that time. The material terms of the Share Unit Plan are summarized on pages 21 to 23 herein.

Share Option Plan

The Company has a Share Option Plan (the “Option Plan”) which was approved by the shareholders on May 26, 2011, as subsequently amended and restated effective March 1, 2015. The Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company.

The Option Plan is designed to be competitive within the natural resource industry, and its objective is to align the interests of the Company’s personnel with shareholders by linking compensation to the longer term performance of the Company’s Common Shares and to provide them with a significant incentive to continue and increase their efforts in advancing the Company’s operations. The material terms of the Option Plan are summarized as follows:

1.	options may be granted under the Option Plan to such directors, officers, employees and service providers of the Company or its subsidiaries as the Board may from time to time designate;
2.	the Option Plan reserves a maximum of 12,200,000 Common Shares for issuance on exercise of options (representing 7.62% of the issued and outstanding Common Shares as at December 31, 2018);
3.	the Company currently has options outstanding to purchase 1,784,029 Common Shares (1.11% of the Company’s current issued share capital) and as a result of option exercises and cancellations since the Option Plan was established, the total number of Common Shares underlying options that are currently available for future grants is 1,574,403 (0.98% of the Company’s current issued share capital);
4.	the number of options granted to independent Directors in any 12 month period cannot exceed 1% of the Company’s total issued and outstanding securities;
5.	the number of Common Shares reserved for issuance to any one individual in any 12 month period may not exceed 5% of the issued capital, unless the Company has obtained disinterested shareholder approval;

Management Information Circular	Page | 37

6.	the number of the Company’s Common Shares underlying options: (i) issued to insiders of the Company, within any one year period, and (ii) issuable to insiders of the Company, at any time, under the Option Plan, or when combined with all of the Company’s other security-based compensation arrangements, cannot exceed 10% of the Company’s total issued and outstanding securities, respectively;
7.	the minimum exercise price of an option shall not be less than the closing price of the Company’s Common Shares as traded on the Toronto Stock Exchange on the last trading day immediately preceding the date of the grant of the option, provided that in the event that the Common Shares are not listed on the Toronto Stock Exchange at the time of the grant, the option exercise price shall not be less than: (i) the price allowed by any other stock exchange or regulatory authority having jurisdiction, or (ii) if the Common Shares are not listed for trading on any other stock exchange, the fair market value of the Common Shares as determined by the Board;
8.	the exercise price of an option may not subsequently be reduced;
9.	options will be granted for a period of up to 10 years, subject to extension in the event of a self-imposed “black out” or similar period imposed under any insider trading policy or similar policy of the Company (in such case the end of the term of the options will be the tenth business day after the end of such black out period), and may have vesting restrictions if and as determined by the Board at the time of grant;
10.	options are non-assignable and non-transferable;
11.	unless otherwise determined by the Board, a vested option is exercisable for up to 90 days from the date the optionee ceases to be a director, officer, employee or service provider of the Company or of its subsidiaries, unless: (i) such optionee was terminated for cause, in which case the option shall be cancelled, or (ii) if an optionee dies, the legal representative of the optionee may exercise the option for up to one year from the date of death;
12.	unless otherwise determined by the Board, if an optionee’s employment or service with the Company is terminated by the Company without cause, by the optionee for “Good Reason” (as defined in the Option Plan) or due to disability or death, a portion of the unvested options held by such optionee shall immediately vest according to a set formula;
13.	unless otherwise determined by the Board, where an optionee’s employment is terminated by the Company within 12 months after a change of control of the Company, the optionee resigns for Good Reason within 12 months after a change of control, or if the optionee dies while performing his or her regular duties as a director, officer and/or employee of the Company of its subsidiaries, then all of his or her outstanding options shall immediately vest;
14.	the Option Plan contains a provision that allows the Board to amend the Option Plan, without shareholder approval, in such manner as the Board, in its sole discretion, determine appropriate. The Board may make amendments: for the purposes of making formal minor or technical modifications to any of the provisions of the Option Plan; to correct any ambiguity, defective provisions, error or omission in the provisions of the Option Plan; to change any vesting provisions of options; to change the termination provisions of the options or the Option Plan; to change the persons who qualify as eligible directors, officers, employees and service providers under the Option Plan; to add a cashless exercise feature to the Option Plan; and to extend the term of any option previously granted under the Option Plan. However, shareholder approval shall be obtained to any amendment to the Option Plan that results in an increase in the number of Common Shares issuable pursuant to the Option Plan, an extension of the term of an option, any amendment to remove or exceed the insider participation limit discussed in paragraph 6 above, or amendments to the amending provision in the Option Plan;
15.	there are provisions for adjustment in the number of Common Shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in the Company’s corporate structure or capitalization; and
16.	the Company may withhold from any amount payable to an optionee such amount as may be necessary so as to ensure that the Company will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions.

Management Information Circular	Page | 38

Annual Burn Rate

The table below sets out the number of stock options and share-settled Share Units granted during the past three fiscal years, as applicable, expressed as a percentage of the weighted average number of Common Shares outstanding for the respective fiscal year:

Type of Security	2018	2017	2016

Stock Options	0.41%	0.39%	N/A
Share-settled Share Units	0.89%	0.25%	N/A

AUDIT COMMITTEE

Pursuant to the provisions of National Instrument 52-110, the Company’s Annual Information Form dated March 29, 2019 (the “AIF”) includes under the heading “Audit Committee” a description of the Company’s Audit Committee and related matters. A copy of the Audit Committee charter setting out the Committee’s mandate and responsibilities is attached as a schedule to the AIF. The AIF is available for viewing at www.sedar.com.

CORPORATE GOVERNANCE

Shareholder Engagement – Shareholder and Proxy Advisory Company Matters

Your Board is committed to continuous improvements in corporate governance. We are listening, and we are taking action. Your Board’s responses to shareholder engagement matters include:

1.	Board Gender Diversity. In accordance with our Diversity Policy, Kylie Dickson joined our board in 2017. We now have 1 of 7 (14%) female directors.

2.	Independent Lead Director. We have always had separate roles for our Chairman (Simon Ridgway) and CEO (Jorge Ganoza). However, our Chairman is a non-independent Chairman. Accordingly, we have appointed David Farrell as Lead Director. Among other duties, David will provide an additional conduit for shareholder engagement and chair regularly-scheduled and ad hoc meetings of independent directors.

3.	Outside Directorships and Executive Roles. Mr. Ridgway plays a fundamental role as our Chairman through his leadership of the Board as well as through his extensive experience in early stage exploration opportunities that can bolster the Company’s development pipeline. At the 2018 Annual General Meeting, 17.5% of shareholders withheld their vote for his election as a director. The Board reviews and considers all material shareholder votes. The Board has concluded that Mr. Ridgway’s outside directorships and executive roles on other publicly traded companies, which are all TSX Venture Exchange listed, do not negatively impact his abilities, duties or commitments to the Company. It is generally acknowledged that TSX Venture Exchange listed companies have a lower time commitment requirement than those listed on the Toronto Stock Exchange. In addition, and in light of Mr. Ridgway being a non-independent director, the Company has appointed David Farrell as independent Lead Director. Mr. Ridgway attended 100% of meetings of the Board in 2018 and has an exemplary historic attendance record. In his position as Chairman, Mr. Ridgway acts as a valuable resource for our CEO, by reviewing strategy, helping to define problems and maintaining accountability.

4.	Sustainability – ESG Profile. Your Board and Company is philosophically committed to environmental, social and governance issues that frame our business. “Community relations” is not just a topical buzzword, it is a fundamental pillar on which our Company stands.

Management Information Circular	Page | 39

Sustainability Committee - We have created a Sustainability Committee to assist in fulfilling our health, safety security, environmental, sustainable development and social responsibility obligations. Our vision is to be valued by our employees, the community and our shareholders as a leading precious metals mining company worldwide, while our mission is to create value through the growth of mineral reserves, metal production and the efficient operation of our assets, committed to safety and social and environmental responsibility.

Sustainability Report - We recognised the need to improve our communication of the initiatives we are pursuing in this regard. We are pleased to report that we have prepared and published our first sustainability report prepared in in accordance with the Global Reporting Initiative (GRI) Standards: Core option. It provides information corresponding to the fiscal year ended December 31, 2018. The report is available for review on our website.

Pursuant to National Instrument 58-101, “Disclosure of Corporate Governance Practices”, the Company is required to and hereby discloses its corporate governance practices as follows.

Board of Directors

A majority of the Board is independent. The Board considers David Farrell, David Laing, Alfredo Sillau and Kylie Dickson to be “independent” according to the definition set out in NI 58-101. Jorge Ganoza Durant is not independent as he is the President and Chief Executive Officer of the Company. Messrs. Ridgway and Szotlender are not independent as they are paid consulting fees by the Company.

Although the Chairman of the Board is not considered independent, the independent Directors believe that their majority on the Board and its committees, their knowledge of the Company’s business, and their independence has been sufficient to facilitate the functioning of the Board independently of management. The independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. See “Independent Lead Director” below regarding the appointment of an independent Lead Director.

The Board has adopted a Corporate Governance Manual which includes the Board mandate and position descriptions for the Chairman and the Chief Executive Officer. The mandate of the Board is set out in Schedule “A” to this Circular. The Company also has written position descriptions for the Chairs of the Board Committees.

The quorum for meetings of the Board and its Committees is a majority of the directors or Committee members, as applicable.

Independent Lead Director

To reinforce the independence of the Board, independent director David Farrell is our Lead Director. In this position, David provides a source of leadership for the Board complementary to that of the Chair and the CEO, and ensures, with the Chair, that the Board’s agenda will enable the independent directors to successfully carry out their duties. The Lead Director works with the CEO and the Chair to ensure effective relations with shareholders and facilitates the functioning of the Board independently of the Company’s management, and chairs the regularly scheduled meetings of independent directors.

With the Lead Director as chair, the Independent Directors of the Board meet by themselves at least four times per year.

Audit Committee

Members:	Kylie Dickson (Chair), Alfredo Sillau, David Farrell
Committee Independence:	100%

Management Information Circular	Page | 40

Under the supervision of the Board, the Company’s Audit Committee (the “Audit Committee”) has overall responsibility for assisting the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management, the Company’s internal and external audit process, and monitoring compliance with the Company's legal and regulatory requirements with respect to its financial statements.

In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board. The Audit Committee does not plan or perform audits or warrant the accuracy or completeness of the Company's financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of management.

Corporate Governance and Nominating Committee

Members:	David Farrell (Chair), David Laing, Kylie Dickson
Committee Independence:	100%

Under the supervision of the Board, the Company’s CG&N Committee has overall responsibility for developing the Company’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices. The CG&N Committee is also responsible for identifying and recommending to the Board possible candidates for the Board as necessary, after considering the competencies and skills the directors as a group should possess and considering the appropriate size of the Board.

Compensation Committee

Members:	David Farrell (Chair), David Laing, Alfredo Sillau
Committee Independence:	100%

The Compensation Committee has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers and directors. This Committee approves the corporate goals relevant to the CEO’s compensation and evaluates the CEO’s performance in light thereof. It also makes recommendations to the Board regarding CEO, CFO and director compensation, bonus plans for management and key employees, and equity-based plans such as incentive stock options, deferred share unit plans, and share unit plans.

Sustainability Committee

Members:	David Laing (Chair), Mario Szotlender, Alfredo Sillau
Committee Independence:	Majority

Under the supervision of the Board, the Sustainability Committee is responsible for:

•	reviewing the health, safety, security, environmental, sustainable development and social responsibility policies of the Company;
•	monitor the health, safety, security, environmental, sustainable development and social responsibility performance of the Company; and
•	assess the effectiveness of the Company’s health, safety, security, environmental, sustainable development and social responsibility policies and practices.

It also reviews reports from management on the identification, assessment and management of risks relating to health, safety, security, environmental matters and social responsibility matters and reports to the Audit Committee and the Board in respect thereof.

Management Information Circular	Page | 41

Board and Committee Assessments

The CG&N Committee annually assesses the effectiveness of the Board and how well it is meeting its objectives, and the performance of individual directors. In addition, each Committee conducts an annual assessment of the effectiveness of such Committee and its Chair.

The assessments are conducted through written questionnaires completed by the Committee members. The questionnaires include, as applicable, a Board appraisal, an evaluation of each director’s performance, a Committee self-appraisal on responsibility and effectiveness, and an evaluation of the Committee Chair. The Committees then report the results of their reviews to the Board.

Orientation and Continuing Education

Management will ensure that a new appointee to the Board receives the appropriate written materials to fully apprise him or her of the duties and responsibilities of a director pursuant to applicable law and policy. Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation to the nature and operations of the Company’s business will be necessary and relevant to each new director. Continuing education for directors is provided as such need arises and open discussion is encouraged at all meetings, a format that fosters learning by the directors. Each director of the Company has the responsibility for ensuring that he or she maintains the skill and knowledge necessary to meet his or her obligations as a director.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Accordingly, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) which has been filed on SEDAR at www.sedar.com. In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In order to monitor compliance with the Code and provide an avenue for stakeholders (employees, officers, directors, suppliers, and customers) to raise concerns and reassurance that they will be protected from reprisals or victimization for whistle-blowing in good faith, the Board has also adopted a Whistle-Blower Policy establishing the procedure for the receipt and treatment of reports by the Company, on a confidential or anonymous basis, regarding accounting, internal controls, auditing matters, disclosure, fraud and unethical business practices, whether submitted by Company employees or third parties. Complaints may be reported to a manager or supervisor, or through the Company’s whistle-blower website: http://fortuna.ethicspoint.com. Reports are reviewed by the Company’s Audit Committee.

Strategic Planning

Management is responsible for developing and recommending the Company’s strategic plan, for approval by the Board on periodically throughout the year. The Board reviews the current and proposed operations of the Company and assesses the strategic plan’s strengths, weaknesses and overall results so that the plan can be adjusted as needed in a timely manner. The Board approves annual corporate objectives and budgets, as well as long-term financial plans.

Share Ownership Policy

Based on a recommendation by the Compensation Committee, the Board adopted in early 2016 a Share Ownership Policy in order to set out share ownership guidelines which will enhance alignment of the interests of directors and executive officers of the Company with its shareholders. Minimum share ownership levels must be achieved within five years.

Management Information Circular	Page | 42

The CEO is required to own Common Shares of the Company having a value equal to three times the gross amount of his annual base salary, and each of the CFO and Vice-Presidents must own Common Shares having a value equal to one times the gross amount of his annual base salary. Non-executive directors are required to own Common Shares and/or DSUs of the Company having a value equal to three times the gross amount of their annual director retainer. The status of the equity targets of the NEOs and directors and their holdings as at December 31, 2018 are as follows:

Name	Required ownership as multiple of annual base salary / retainer		Common Shares held	Share-settled Share Units held	DSUs held	Total holdings	Target met, or deadline for meeting target
NEOs
Jorge Ganoza Durant	3	x	384,789	777,531	Nil	1,162,320	Met
Luis Ganoza Durant	1	x	65,272	481,679	Nil	546,951	Met
Manuel Ruiz-Conejo	1	x	11,239	174,825	Nil	186,064	Met
Jose Pacora	1	x	10,426	93,633	Nil	104,059	Met
Eric Chapman	1	x	24,291	104,715	Nil	129,006	Met

Directors
Simon Ridgway	3	x	560	Nil	328,967	329,527	Met
Mario Szotlender	3	x	251,700	Nil	235,423	487,123	Met
David Farrell	3	x	15,000	Nil	193,894	208,894	Met
David Laing	3	x	Nil	Nil	36,350	36,350	September 26, 2021
Alfredo Sillau	3	x	Nil	Nil	34,847	34,847	November 29, 2021
Kylie Dickson	3	x	Nil	Nil	20,067	20,067	August 16, 2022

Diversity

The Board adopted in early 2015 a Diversity Policy which promotes diversity in the workplace by respecting and appreciating differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability. At Fortuna, we respect and value the perspectives, experiences, cultures and essential differences that our Board, management and employees possess.

The Company currently has no executive officers who are women, and has one director who is a woman (14% of the Board).

We strive to meet or exceed all reasonable stakeholder expectations and to be the company of choice as a great place to work. We are successful at both because we recruit, retain, reward and develop our people based upon their abilities and contributions. Fortuna does not condone engagement in actions that would violate any anti-discrimination, equal employment or other laws and regulations.

The Board is committed to fostering a diverse workplace environment where:

•	individual differences and opinions are heard and respected;
•	employment opportunities are based on the qualifications required for a particular position at a particular time, including training, experience, performance, skill and merit; and
•	inappropriate attitudes, behaviors, actions and stereotypes are not tolerated and will be addressed and eliminated.

The Board proactively monitors company performance in meeting the standards outlined in the Diversity Policy. In particular, the Board uses a skills matrix to assess the strengths and adequacy of existing Board members, as well as to assist with the evaluation of any new director candidates. See “Director Tenure and Skills” below.

Management Information Circular	Page | 43

The Company does not support the adoption of quotas to support its Diversity Policy and therefore does not generally consider the level of representation of women on the Board or in executive officer positions when identifying and nominating director and officer candidates for election or appointment. For the same reason, the Company has not adopted a target number or percentage of women for representation on the Board or in its executive officer positions. The Board and management, however, actively consider all qualified female and diverse candidates in the selection criteria for all positions throughout the Company.

Director Tenure and Skills

There are no term limits for directors and the Company does not have a retirement policy for directors. The Board of Directors believes that the need to have experienced directors who are familiar with the business of the Company must be balanced with the need for renewal, fresh perspectives and a healthy scepticism when assessing management and its recommendations. The Board has a formal assessment process that evaluates the performance of the Board of Directors and its committees and the skills and contribution of each director. The Company has not adopted director term limits at this time on the basis that the imposition of such limits discounts the value of experience and continuity amongst board members.

Such limits create a risk of excluding experienced and valuable board members as a result of an arbitrary determination based on fixed criteria that may not best serve the interests of shareholders. The Board believes that other mechanisms of ensuring board renewal, such as the Company’s formal assessment program, are adequate for ensuring that the Company maintains a high performing Board of Directors. See page 45 herein for details regarding the skills matrix used by the Board to assess the strengths and adequacy of the Company’s directors.

The following table illustrates an appropriate degree of director turnover while maintaining Board continuity and experience:

Director	Approximate Years
Jorge Ganoza Durant	14
Simon Ridgway	13
Mario Szotlender	10
David Farrell	5
David Laing	2
Alfredo Sillau	1
Kylie Dickson	1
Average:	7

Director Attendance Record

The table below summarizes the number of Board and committee meetings attended by each director during 2018:

Director	Board	Audit Committee	CG&N Committee	Compensation Committee	Overall Attendance
Jorge Ganoza Durant	6 of 6				100%
Simon Ridgway	6 of 6				100%
Mario Szotlender	6 of 6			3 of 3*	100%
David Farrell	6 of 6	3 of 3*	1 of 1	4 of 4	100%
David Laing	6 of 6		1 of 1	4 of 4	100%
Alfredo Sillau	6 of 6	5 of 5		1 of 1*	100%
Kylie Dickson	6 of 6	5 of 5	1 of 1		100%

* for number of meetings held while in office.

Management Information Circular	Page | 44

Director Skills and Areas of Expertise

The following skills matrix describes the particular skills and experience that are considered as integral to the Board performance. This matrix is used by the CG&N Committee and the Board to assess the strengths and adequacy of the composition of existing Board members, as well as to assist with the evaluation of any new director candidates.

Skills and Experience	No. of Directors with Experience
Strategy and Leadership – Experience driving strategic direction and leading growth of an organization, preferably including the management of multiple projects, and having comfort with current principles of risk management.	7 of 7

Operations and Exploration – Experience with the operations of a leading mining company, including exploration activities, having a focus on safety, the environment and operational excellence.	5 of 7

Corporate Governance – Understands the fiduciary, legal and ethical responsibilities of the Board, particularly issues surrounding conflicts of interest, corporate opportunity and insider trading.	7 of 7

Metals and Mining – Knowledge of the mining industry, markets, international regulatory environment and stakeholder management.	7 of 7

Finance – Experience in the areas of finance, investment and/or mergers and acquisitions.	7 of 7

Human Resources – Knowledge of sustained succession planning and talent development and retention programs, including executive compensation.	7 of 7

Financial Literacy –Ability to understand financial statements that present the breadth and level of complexity of accounting issues that are typical in a mining company.	7 of 7

International Business – Experience working in a major organization that carries on business in multiple jurisdictions.	7 of 7

Spanish Language – Fluency in reading and speaking Spanish.	5 of 7

Skills and Experience	Jorge Ganoza Durant	Simon Ridgway	Mario Szotlender	David Farrell	David Laing	Alfredo Sillau	Kylie Dickson

Strategy and Leadership	✓	✓	✓	✓	✓	✓	✓

Operations and Exploration	✓	✓	✓		✓		✓

Corporate Governance	✓	✓	✓	✓	✓	✓	✓

Metals and Mining	✓	✓	✓	✓	✓	✓	✓

Finance	✓	✓	✓	✓	✓	✓	✓

Human Resources	✓	✓	✓	✓	✓	✓	✓

Financial Literacy	✓	✓	✓	✓	✓	✓	✓

International Business	✓	✓	✓	✓	✓	✓	✓

Spanish Language	✓	✓	✓		✓	✓

Management Information Circular	Page | 45

OTHER INFORMATION

Interest of Certain Persons in Matters To Be Acted Upon

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Other than as disclosed in this Circular, no insider, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company’s last completed financial year which has materially affected or would materially affect the Company or its subsidiaries.

Additional Information

Additional information relating to the Company is available for viewing at www.sedar.com. Financial information is provided in the Company’s financial statements and accompanying management’s discussion and analysis for the fiscal year ended December 31, 2018, and its annual information form dated March 29, 2019. Copies of these documents may be obtained by contacting the Company, attention Corporate Secretary, at 200 Burrard Street, Suite 650, Vancouver, BC V6C 3L6 (Tel: 604-484-4085; Fax: 604-484-4029).

BY ORDER OF THE BOARD

Jorge Ganoza Durant, President and Chief Executive Officer

Management Information Circular	Page | 46

SCHEDULE “A”

BOARD MANDATE

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company. The Board acts in accordance with the British Columbia Business Corporations Act; the Company’s Articles; the Company’s Code of Business Conduct and Ethics; the Mandate of the Board, the charters of the Board’s committees, and other applicable laws and policies. The Board approves significant decisions that affect the Company before they are implemented. As a part of its overall responsibility for the stewardship of the Company, the Board assumes responsibility for the following:

a.	Stewardship

The Board sets and supervises standards of corporate governance that create a culture of integrity throughout the Company, and guides the operations of the Company and management in compliance with the Company’s constating documents and British Columbia corporate law, securities legislation in each jurisdiction in which the Company is a reporting issuer, and other applicable laws.

b.	Strategic Planning

The Board monitors the Company’s strategic planning process, including the opportunities and risks of the business. The senior officers of the Company (“Management”) present materials relating to the strategic plan to the Board periodically throughout the year on current and proposed operations of the Company. The Board reviews the plan to assess its strengths, weaknesses and overall results so that the plan can be adjusted in a timely manner.

c.	Dealing with Risks

The Board, in its assessment of the strategic plan, reviews principal risks and considers management’s plans to monitor and manage risk. The principal risks to the Company have been identified as risks relating to the environment, safety, securities markets, commodity prices, currency fluctuations, legislative and title issues arising from operations and the fact that exploration, development and mining activities are inherently risky. Management assists the Board in identifying risks and to promptly alert the Board when a risk has materialized or materially changed. The Board may from time to time appoint Management members, board members or advisors to assist in assessing different risks.

d.	Succession Planning

The Corporate Governance and Nominating Committee annually identifies key individuals of the Company and, in consultation with Management, determines how to replace such individuals should the need arise. Management is assigned the responsibility of training and advising new persons of the Company's policies and practices. The CEO has primary responsibility for supervising and reviewing the performance of Management.

e.	Disclosure Policy

The Disclosure Policy governs communication with shareholders and others and reflects the Company's commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company's relationship with its shareholders.

f.	Internal Control and Management Information Systems

The effectiveness and integrity of the Company's internal control and management information systems contribute to the effectiveness of the Board and the Company. The Board, through its audit committee, oversees and monitors internal control and management information systems.

Management Information Circular	Page | A-1

g.	Approach to Corporate Governance

The Board has appointed a Corporate Governance and Nominating Committee which has overall responsibility for developing the Company’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices. The Corporate Governance and Nominating Committee is also responsible for identifying and recommending to the Board individuals qualified to become new board members.

Individual directors may engage an outside adviser at the expense of the Company in appropriate circumstances, subject to the approval of the Corporate Governance and Nominating Committee.

h.	Feedback

The Company’s website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Company.

i.	Expectations and Responsibilities of Directors

The Board is responsible for determining the committees of the Board that are required to effectively manage certain aspects of the Board's duties, and for ensuring that the committees have the requisite independence, competency and skill. The Board approves and annually reviews the charters of the committees, and conducts, with the assistance of the Corporate Governance and Nominating Committee, annual reviews of the performance of the committees.

Directors are responsible for attending Board meetings as well as meetings of committees of which the director is a member. Directors are responsible for reviewing meeting materials in advance of the meeting.

Management Information Circular	Page | A-2